PE
1-31-03

MAY 13 2003



REMEC | 2003 | ANNUAL REPORT


HUGE COMPETITIVE LEAP


$191.6
$187.9
$341.5
$281.9
$262.6
1999
2000
2001
2002
2003

Shareholder's Equity
($ in millions)


$10.9
$(4.8)
$(6.7)
$(69.9)
$(63.8)
1999
2000
2001
2002
2003

Net Income (Loss)
($ in millions)


$179.2
$189.2
$273.5
$230.0
$246.6
1999
2000
2001
2002
2003

Sales
($ in millions)

Some of the statements made in this Annual Report are forward-looking in nature, including, but not limited to: statements relating to our future revenue, product development, product demand, product acceptance, market share, gross margins, levels of research and development, our management's plans and objectives for our current and future operations, and other statements that are not historical facts. Forward-looking statements include, but are not limited to: statements that are not historical facts, and statements including forms of the words "intend," believe," "will," "may," "could," "expect," "anticipate," "plan," "possible," and similar terms. Actual results could differ materially due to a variety of factors, including the risks described in the Annual Report and the other documents we from time to time with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events of circumstances after the date here of or to reflect the occurrence of unanticipated events.

HUGE COMPETITIVE LEAP



Letter To Our Shareholders

To Our Shareholders:

For the second year in a row, the telecommunications infrastructure market has been under significant economic pressure while the Defense market has shown continued strong demand. With our Defense business providing a solid cornerstone for our company, commercial endeavors have focused on the unique window of opportunity in our industry to see the "glass as half full" and wind sprint to execute, what I believe has been, a huge competitive leap over our telecom infrastructure competitors. REMEC is emerging from this challenging period as the strong contender for the leadership position as today's and tomorrow's partner for serving our customers' infrastructure equipment requirements.

During fiscal year 2003, revenue increased from $230.0 million to $246.6 million while our net loss decreased to $63.8 million ($1.36 per share) from a net loss of $69.9 million ($1.56 per share) in the prior year. REMEC entered the year with a strong balance sheet; made substantial increased investment in research and development in industry leading new products; completed a total restructuring of the company to assimilate prior acquisitions into a lean and efficient product line organization; rationalized our workforce by one-third; transitioned manufacturing to global low cost centers of excellence; established our design, development and manufacturing organization in China; made an excellent acquisition in Spectrian; enabled management of global resources by implementing an integrated Enterprise Resource Planning system; and exited the year with a strong balance sheet and positive operational cash flow in the last nine months. I cannot recall a year of better execution in both our Defense and Commercial operations. The fundamental issue has been that commercial customers fell into two categories, those who ceased to exist and those who significantly reduced their buying.

REMEC's long term strategy and competitive differentiation is coming to convergence, benefited by this period of economic downturn. Our energies have yielded current revenue growth due to market share gains and a solid pole position in the competitive field when the economy does recover. This tough market-place has eliminated the bubble-funded unviable business models that have bombed the market, challenged the balance sheets of our key competitors, and wounded the narrow technology companies that cannot deliver the cost efficient integrated solutions desperately required for the telecom customers' future competitiveness and success.

"REMEC has executed a huge competitive leap over our telecom infrastructure competitors"

Our strategy is summarized below:

- grow our Defense & Space operation as a solid business cornerstone and a funded source of advanced design, manufacturing and process technology
- leadership technology for optimum system function integration providing the highest performance, smallest package, most reliable, lowest cost product
- manufacture product in global low cost centers of excellence emphasizing global procurement for lowest acquisition cost of high quality material and services
- excel in China by building an indigenous research, design, development and manufacturing capability providing product for in-country and export requirements
- differentiate REMEC from its competitors by incorporating advanced proprietary technology that yields performance, reliability and/or cost advantages
- expand revenue critical mass through growth and value acquisitions to more fully absorb infrastructure costs as one of the few consolidating industry survivors

Although relatively young as a commercial provider at seven years old, REMEC has become a leader and innovator in telecom infrastructure product and serves nine major telecommunications OEM customers around the globe, three in North America, three in Europe and three in Asia. During the past year, we have completed development and entered full scale production on an outstanding third generation multi-carrier high power amplifier, an industry leading fixed wireless access system with the first integrated customer premise equipment, and an industry leading fully integrated millimeterwave radio outdoor unit. We have achieved traction in the marketplace on these products because we have exceeded our performance goals and met the substantially reduced industry cost expectations.

REMEC is not relying upon an economic recovery this fiscal year in projecting our positive expectations. Our planning allows for a flat to lower overall telecom infrastructure equipment market. We believe our gains this year will be based on the continued positive trend in market share wins. When the eventual market upturn does occur, REMEC is prepared with the organizational, financial, technology manufacturing capacity and resources to deliver our shareholders strong returns.

Sincerely,
Ronald Ragland





OUR BUSINESS

REMEC develops and manufactures telecommunications infrastructure products and integrated solutions for transmission of voice, video and data transfer over wireless networks, as well as sophisticated microwave electronics subsystems for defense, radar, communications and electronic warfare applications. Our equipment and related services are designed to improve the capacity, quality and reliability of wireless voice and data transfer systems, including those supporting cellular calling, high-speed wireless internet access and other communications. With a broad portfolio of RF conditioning and microwave products and a diverse, global customer base throughout the commercial and defense industries, REMEC is uniquely positioned with a strong foundation to continue its drive to be the industry leader in providing integrated solutions and "one stop shopping" to our expanding customer base.

OUR HISTORY

When REMEC was founded in 1983, just over 20 years ago, we focused on designing and manufacturing components essential to defense and space applications. We moved onto integrating individual component functions into multiple-function for our customers' specific requirements. Our excellence in designing and building integrated subsystems, combined with opportunities presented by significant government contracts and partnerships with leading system-level developers gave our business a solid foundation.

From that beginning we have been able to take advantage of our existing skills to branch into commercial applications in mobile wireless communications, broadband wireless and related areas. Since 1994 we have acquired 19 companies with the most recent occurring in December of 2002. The additional skills, technologies, partnerships, market share gains and international locations have enhanced our business and furthered our development in these promising markets. Today REMEC is providing products and services to 44 countries while expanding its global presence. The latest effort has been in China, the largest growth market for wireless communications.

OUR CAPABILITIES

The skills from that initial experience of integrating components for higher functionality and lower costs have set a paradigm for our growth and transformation as a company. Our skills broadened from radio and microwave frequencies to cover the complete spectrum through millimeterwave technologies. We have successfully drawn on our broad engineering and manufacturing capabilities in microwave communication to enhance our competitive position. Today, we offer a powerful collection of capabilities in mobile wireless, broadband wireless, defense, space and manufacturing marketplaces and have the global presence to provide unique cross-market support and solutions on a worldwide scale.

REMEC's differentiation stems from our proven capability to provide integrated solutions from our extensive portfolio of products, our technical depth in RF and microwave technologies, our unique manufacturing capabilities and most importantly our skilled and dedicated people.

MARKET SEGMENTS

REMEC is divided into two segments – Commercial and Defense & Space. Financial information regarding our business segments may be found in Note 8 to the Consolidated Financial Statements on page 50.

COMMERCIAL

The Commercial segment addresses the mobile wireless infrastructure market, the broadband wireless market and the generic components market.

Our mobile wireless products are designed to improve the capacity, coverage and efficiency of cellular transmission equipment and networks at a cost significantly less than that associated with traditional means. Cellular base stations and their associated towers, which form the backbone of today's cellular networks, are expensive to install and account for a significant part of the cost of building new networks and expanding existing ones. Our integrated solutions include filters, power amplifiers, tower mounted amplifiers and distributed antenna systems. In addition, solutions are offered that enhance coverage and capability, increasing data flow capabilities by using existing cell sites.

Our broadband wireless market includes high frequency applications, such as point-to-multipoint fixed wireless access systems, point-to-point microwave radio systems, WiFi and very small aperture terminal systems. These products offer cost effective solutions to original equipment manufacturers (OEMs) and service providers who operate wireless networks that provide broadband data and voice to consumers and businesses. Product applications include fixed wireless access systems for last mile connectivity to enterprise and residential customers, point-to-point radios for backhaul in cellular network infrastructure, and components used in fiber optic communication equipment. The vertical integration from components to systems, when combined with global volume manufacturing and logistics, provides a strong value proposition to customers in the broadband market.

DEFENSE & SPACE

Our defense & space products are found in systems for space, electronic warfare, radar, missile, communication and navigation systems. We have a long-standing reputation as the strategic partner of choice for major domestic defense prime contractors. Product excellence is demonstrated by a constantly growing business providing significant defense-related contracts. REMEC products are found in guidance and missile systems in F-22, F-18, Apache helicopters, and Longbow missile programs as well as in global positioning satellites and in other microwave-based communications systems both for defense and commercial uses.

MANUFACTURING CAPABILITIES

REMEC has established global manufacturing centers of excellence. Enabling the manufacture of REMEC's own world-class products and solutions and leveraging research and development from REMEC market segments, REMEC is able to provide cost-effective technology products and solutions with the highest levels of quality. Concurrent engineering, manufacturing and quality teams work together from development through volume manufacturing. REMEC is continually developing the art of process technologies, including hybrid substrate interconnection, vertically integrated system level testing, microwave device tuning automation, advanced environmental testing, high precision assembly and a wide array of material deposition techniques.

With our multiple manufacturing sites located in low cost operating regions of the world, linked together through a common Enterprise Resource Planning system and combined with access to outsource manufacturing partners, we are uniquely positioned in our industry. We are able to ensure security of supply in case of natural disaster or political unrest as well as responsiveness even during periods of very rapid increase in demand by our customers.

GLOBAL SUPPLY CHAIN

The timely and cost effective sourcing of materials has increased in importance over the last few years. With significant fluctuation in demand within the telecommunications market and severe pricing pressure, Supply Chain management has received tremendous focus. REMEC has continued to strengthen its capabilities in this area and is quickly developing this as a core competency. With our rapid expansion into China and other parts of Asia, we have the opportunity to take advantage of dramatically lower material costs for high quality material in these world regions.



THE YEAR

For the telecommunications infrastructure market, the downturn begun in 2001 and continued into 2002 with virtually no one in the industry unaffected by the substantial decline in capital spending of the telecommunication service providers. As the service providers' spending contracted, new 3G networks were delayed and system service upgrades were postponed. In this difficult market, REMEC experienced a turn around in its business after the second quarter with revenues growing from a low of $53.5 million in the second quarter to $74.6 million in the fourth quarter.

The improvement in business outlook for us was due in part to the efforts begun in fiscal 2002 to reorganize the company to reduce manufacturing costs, streamline operations and reduce operating costs, while gaining market share with key customers. At the same time, strategic acquisitions made in fiscal 2002 and fiscal 2003 added to the growth in revenues with major OEM and service provider customers while we experienced success with internally developed products.

MAJOR ACCOMPLISHMENTS

With our strong balance sheet, we saw fiscal 2003 as an opportunity to greatly enhance our position while numerous competitors funded by the stock market's boom years faltered. We reorganized our individual subsidiaries into business units structured along product lines, moved manufacturing to low cost offshore facilities, began to fill the factories from increased revenues, reduced our existing workforce by roughly one third, and wrote off excess inventory, certain intangible assets and plant, property and equipment. Revenues grew during the year as we expanded sales to a major European OEM related to our Solitra acquisition in fiscal 2002, received significant purchase orders from another major European OEM, and continued the steady growth of sales by our Defense & Space unit.

With the addition of significant overseas OEM sales, worldwide manufacturing, and acquisitions affecting areas as far reaching as China, Korea, and Finland, we have greatly expanded our global reach. Sales to customers residing outside of the U.S. represented 34%, 24% and 27% of the net sales in fiscal years ended January 31 2003, 2002, and 2001 respectively. To accommodate our worldwide business units, our Information Technology, Finance, and Manufacturing departments instituted new financial and manufacturing controls and reporting with the implementation of our global Enterprise Resource Planning system.

On December 20th, we completed the acquisition of Spectrian Corporation, a leading supplier of power amplifiers for base stations for $41.1 million in stock. In conjunction with the acquisition, Thomas Waechter, Spectrian's former Chief Executive Officer, joined us as President and Chief Operating Officer. Mr. Waechter's strong leadership and management skills are a welcome complement to the strong team we have built over the last few years. Since the acquisition, we have fully integrated Spectrian's systems into ours, moved the majority of their manufacturing into our facilities, and reduced personnel to their core R&D and sales operations. We received approximately $44.8 million in cash and marketable securities, as well as, substantial inventory and fixed assets from the acquisition and are projecting breakeven or better from operations for this coming year, making the transaction accretive to us in its first year.

The prior acquisition of Solitra in Finland began to achieve better than forecasted results in the second half of the year as our partnership with a major European OEM strengthened. Deliveries of fixed wireless access systems began under a contract obtained through the acquisition of Spike Broadband Systems in fiscal 2002. Contracts with new radio customers were signed and deliveries made as a result of the acquisition of Multi-Point Radio, Inc. and subsequent development efforts of a broad range of low cost radio products for Broadband and Mobile Wireless applications.

In China we have greatly expanded our involvement beyond the acquisition of Shanghai Wei Hug Telecom, Ltd. to include a new 45,000 square foot manufacturing facility in Shanghai. The facility is our first to achieve certification under the new 2002 standards for ISO as well as acceptance by three key OEMs for future production.

Our Defense & Space business unit had another record year, with its expanded backlog greater than projected sales for the coming year. The backlog includes supplying microwave units on key defense systems such as the F-22 Stealth Bomber, the Apache helicopter, and Longbow missile programs. Additionally, we have begun an important new contract for the Falcon Edge program.

GOING FORWARD: OUR GOALS AND EXPECTATIONS

Just as the foundation we built in fiscal 2002 helped us take a strong competitive leap forward in fiscal 2003, we believe we are well positioned to take advantage of difficult industry conditions in fiscal 2004. While we believe the industry will recover at some point, the recovery would only be an upside to our plans for this coming year. Our technology leadership coupled with our highly efficient and low cost manufacturing and strong customer support enhances our position with the major defense contractors, the nine major OEMs and also with service providers across our spectrum of defense and commercial RF and Microwave products. In order to achieve future customer requirements for lower cost and greater performance, we will deliver integrated, high performance base station systems using our years of experience delivering integrated product to our defense customers. Seizing market share from our competitors will continue to fill the factories, driving down costs while continued efforts begun this year on worldwide supply chain management will further improve our competitive stance. Additional exceptional opportunities to consolidate our industry are available and will be pursued, as appropriate, in the coming year.

REMEC Global Facilities

NORTH AND SOUTH AMERICA

Milpitas, California
Sacramento, California
San Diego, California
Palm Bay, Florida
Toronto, Canada
Tijuana, Mexico
Heredia, Costa Rica
São Paulo, Brazil

EUROPE, MIDDLE EAST AND ASIA

Aylsebury, United Kingdom
Oulu, Finland

ASIA AND PACIFIC RIM

Shanghai, China
Beijing, China
Seoul, South Korea
Laguna, Philippines
Kuala Lumpur, Malaysia



 Headquarters

 Design and Manufacturing Centers

 Offshore Manufacturing Centers

 Sales Offices with Field Sales

FISCAL YEAR ENDED JANUARY 31, (IN THOUSANDS, EXCEPT PER SHARE DATA)	2003	2002	2001	2000	1999
STATEMENT OF OPERATIONS DATA[1]:					
Net sales	$ 246,588	$ 229,981	$ 273,499	$ 189,189	$ 179,215
Cost of sales	211,533	207,411	203,811	143,580	137,443
Gross profit	35,055	22,570	69,688	45,609	41,772
Operating expenses:					
Selling, general and administrative	42,393	49,400	43,311	38,189	36,835
Research and development	34,568	26,332	18,953	13,994	10,903
In-process research and development	—	8,002	—	—	—
Impairment of long-lived assets	3,304	17,695	2,311	—	—
Restructuring charge	924	17,257	—	—	—
Merger and acquisition costs	—	—	2,750	3,130	—
Total operating expenses	81,189	118,686	67,325	55,313	47,738
Income (loss) from operations	(46,134)	(96,116)	2,363	(9,704)	(5,966)
Write-down of investment	(1,801)	(9,400)	—	—	—
Gain on sale of subsidiary	—	7,614	—	—	—
Gain on sale of investment	—	—	1,707	—	—
Gain on sale of facility	1,183	—	—	—	—
Interest income and other, net	1,523	4,892	9,803	2,601	3,008
Income (loss) before income taxes and minority interest	(45,229)	(93,010)	13,873	(7,103)	(2,958)
Provision (credit) for income taxes	18,565	(22,175)	2,917	(428)	1,873
Income (loss) before minority interest	(63,794)	(70,835)	10,956	(6,675)	(4,831)
Minority interest	—	(972)	77	—	—
Net income (loss)	$ (63,794)	$ (69,863)	$ 10,879	$ (6,675)	$ (4,831)
Earnings (loss) per share:					
Basic	$ (1.36)	$ (1.56)	$ 0.25	$ (0.18)	$ (0.13)
Diluted	$ (1.36)	$ (1.56)	$ 0.24	$ (0.18)	$ (0.13)
Shares used in per share calculations:					
Basic	46,784	44,904	43,436	37,721	37,083
Diluted	46,784	44,904	45,482	37,721	37,083

AT JANUARY 31, (IN THOUSANDS)	2003	2002	2001	2000	1999
BALANCE SHEET DATA[1]:					
Cash, cash equivalents and short-term investments	$ 77,349	$ 49,438	$ 138,526	$ 34,836	$ 83,012
Working capital	115,023	125,265	225,405	95,610	133,807
Total assets	338,726	324,738	390,225	223,929	218,571
Long-term debt	—	—	—	5,049	—
Total shareholders' equity	262,571	281,869	341,486	187,892	191,607

[1] REMEC has made numerous acquisitions, the more significant of which are Spectrian Corporation in fiscal 2003 and ADC Mersum OY and Pacific Microwave Corporation in fiscal 2002, all of which were accounted for as purchases. The operating results of the acquired entities are included with REMEC from the date of acquisition.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

During the third quarter of fiscal 2003, for the purposes of improving our operating efficiency, we reorganized our business into two reportable segments, Commercial and Defense & Space. Previously, our business was divided into four reportable segments. The Commercial segment, which now encompasses our former Mobile Wireless, Broadband Wireless and Global Manufacturing groups, develops and manufactures high frequency subsystems used in the transmission of voice, video and data traffic over fixed access and mobile wireless communication networks. The Defense & Space segment includes the operations of our REMEC Microwave, Inc. subsidiary and Nanowave Technologies, Inc., our majority owned Canadian subsidiary. The Defense & Space segment provides a broad spectrum of RF, microwave and guidance products for systems integrated by prime contractors in military and space applications. The following discussion should be read in conjunction with the Consolidated Financial Statements and the related notes included elsewhere herein.

RESULTS OF OPERATIONS

The following table sets forth, as a percentage of total net sales, the consolidated statement of operations data for the periods indicated:

YEARS ENDED JANUARY 31,	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of sales	85.8	90.2	74.5
Gross profit	14.2	9.8	25.5
Operating expenses:			
Selling, general and administrative	17.2	21.5	15.8
Research and development, including in-process	14.0	14.9	6.9
Impairment of long-lived assets	1.3	7.7	0.9
Restructuring charge	0.4	7.5	—
Merger and acquisition costs	—	—	1.0
Total operating expenses	32.9	51.6	24.6
Income (loss) from operations	(18.7)	(41.8)	0.9
Write-down of investment	(0.7)	(4.1)	—
Gain on sale of subsidiary	—	3.3	—
Gain on sale of investment	—	—	0.6
Gain on sale of facility	0.5	—	—
Interest income and other, net	0.6	2.2	3.6
Income (loss) before income taxes and minority interest	(18.3)	(40.4)	5.1
Provision (credit) for income taxes	7.6	(9.6)	1.1
Income (loss) before minority interest	(25.9)	(30.8)	4.0
Minority interest	—	(0.4)	—
Net income (loss)	(25.9)%	(30.4)%	4.0%

FISCAL YEAR ENDED JANUARY 31, 2003 VS. FISCAL YEAR ENDED JANUARY 31, 2002

Net Sales and Gross Profit. Net sales for fiscal 2003 increased 7.2% from $230.0 million during fiscal 2002 to $246.6 million during fiscal 2003. This increase reflects additional sales of filter products associated with operations acquired in the fourth quarter of fiscal 2002, the additional sales of amplifier products associated with operations acquired in the fourth quarter of fiscal 2003 and the growth in sales at our Defense & Space segment which combined to offset decreased sales of our other commercial products owing to continued weak demand from telecommunications infrastructure customers. Gross profit increased 55.3% from $22.6 million in fiscal 2002 to $35.1 million in fiscal 2003 (gross profit as a percentage of net sales increased from 9.8% during fiscal 2002 to 14.2% during fiscal 2003). Fiscal 2002 results include charges of approximately $15.2 million to establish additional reserves for excess inventory. Excluding the impact of these additional inventory reserves, gross profit and gross profit as a percentage of net sales decreased from prior year levels as a result of increased manufacturing overhead costs associated with acquired operations.

Segment Information. The following segment information should be read in conjunction with the financial results of each reporting segment as detailed in Note 8 of the Consolidated Financial Statements. Results within each of our business segments were as follows:

> **Commercial.** Net sales increased by $11.7 million, or 7.4%, to $168.7 million in fiscal 2003. The increase is primarily attributable to the full year impact of filter product sales associated with our acquisition in the fourth quarter of fiscal 2002 of ADC Mersum Oy located in Finland. In addition, the Commercial segment experienced continued strong demand for manufacturing services as well as increased amplifier revenues associated primarily with the acquisition of Spectrian Corporation occurring in the latter part of fiscal 2003. In the second half of fiscal 2003, the Commercial segment received significant purchase orders from an OEM customer for multi-carrier power amplifiers. These increases were adversely impacted by the continued overall decline in industry demand for point-to-point radios and transceivers as well as diminished orders of masthead products. Gross profit as a percentage of net sales increased from 7.1% in fiscal 2002 to 10.2% in fiscal 2003. In fiscal 2002, the Commercial segment's gross profit was negatively impacted by approximately $13.8 million of excess inventory reserves. Excluding the impact of the reserves recorded in fiscal 2002, gross profit as a percentage of net sales would have decreased 5.7% in 2003. The decrease is primarily a result of under-absorption of manufacturing overhead at our manufacturing facilities and increased direct material costs. The operating loss of the Commercial segment decreased from $95.1 million in fiscal 2002 to $48.9 million in fiscal 2003. Excluding the impact of charges of $35.0 million of restructuring and asset impairment charges, $13.8 million of reserves for excess inventory and $8.0 million of in-process research and development charges incurred in fiscal 2002, the Commercial segment operating loss in fiscal 2003 increased by $10.5 million owing to the additional operating costs associated with acquired operations.

Defense & Space. Net sales increased by $4.9 million, or 6.7%, from $73.0 million in fiscal 2002 to $77.9 million in fiscal 2003, while gross profit as a percentage of sales increased from 15.6% in fiscal 2002 to 22.9% in fiscal 2003. The increase in net sales is mainly attributable to increased delivery rates based on customer contract requirements in the segment's U.S. operations. The increase in gross profit as a percentage of net sales reflects the successful transitioning of several programs from the development and low-rate production phase to the higher gross profit full-rate production phase, improved overhead absorption resulting from the increase in production volumes, and continued productivity and manufacturing efficiency improvements at our Mexico facility on production programs. Despite an asset impairment charge of $2.6 million relating to our Canadian operations, results for the Defense & Space segment increased from an operating loss of $1.0 million in fiscal 2002 to operating income of $2.8 million in fiscal 2003, primarily as a result of the increase in gross profit as a percentage of sales in the segment's U.S. operations.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, or SG&A, decreased 14.2% from $49.4 million in fiscal 2002 to $42.4 million in fiscal 2003, and as a percentage of net sales decreased from 21.5% in fiscal 2002 to 17.2% in fiscal 2003. The decrease in SG&A is primarily attributable to the reversal of $1.7 million of previously accrued employee compensation and professional fee accruals in the first quarter of fiscal 2003 (upon determination that these reserves exceeded amounts required), a $2.4 million reduction of goodwill amortization due to the implementation of Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets," which eliminated the requirement to amortize goodwill (see Note 1 of the Consolidated Financial Statements), and other cost savings initiatives such as reductions in headcount and other payroll related costs.

Research and Development Expenses, Including In-Process. Research and development expenses increased slightly from $34.3 million in fiscal 2002 to $34.6 million in fiscal 2003, and as a percentage of net sales, decreased from 14.9% in fiscal 2002 to 14.0% in fiscal 2003. Excluding acquisition related in-process research and development charges, research and development expenses increased by $8.2 million, or 31.3%, from fiscal 2002 to fiscal 2003, principally as a result of the operations acquired by the Commercial segment and reflects increased activity associated with new wireless communications product development initiatives that we believe are required to meet current and future market and customer requirements.

Restructuring Charge. During the fourth quarter of fiscal 2003, we reassessed our restructuring accrual in as much as it related to lease costs at abandoned facilities and recorded an additional restructuring charge of approximately $0.9 million associated with these leases. *(See Note 6 of the Consolidated Financial Statements.)*

Impairment of Long-Lived Assets. During fiscal 2003, we recorded asset impairment charges totaling approximately $2.6 million to write-off certain intangible assets as well as an additional $0.7 million to write-down the leasehold improvements at abandoned facilities.

Write-Down of Investment. Net income for fiscal 2003 includes a $1.8 million charge representing the write-down of our investment in Allgon AB common stock, which had been acquired in conjunction with our proposed merger with Allgon in fiscal 2001. The carrying value of these shares was written down to the market value at the end of fiscal 2003. Subsequent increases and decreases in the value of this investment will be recorded as unrealized gains and losses in other comprehensive income.

Gain on sale of facility. Fiscal 2003 results include a $1.2 million gain associated with the sale of a vacant facility located in San Diego, California. There was no similar gain in the prior year.

Interest Income and Other, Net. Interest income and other, net, decreased 68.9% from $4.9 million in fiscal 2002 to $1.5 million in fiscal 2003 due to the combination of reduced yields on our investments and a reduction in the average amount of funds available for investment.

Provision (credit) for Income Taxes. Income tax expense increased from a credit for income taxes of $22.2 million in fiscal 2002 to an expense for income taxes of $18.6 million in fiscal 2003. The credit for income taxes recorded during fiscal 2002 reflected the recognition of a tax benefit associated with our domestic net operating losses. Fiscal 2003 results reflect the establishment of a valuation reserve against certain previously recorded deferred tax assets. In conjunction with our acquisition of Spectrian Corporation, we undertook a reassessment of our tax strategy and overall tax situation. This analysis led us to conclude that, while we expect a transition to profitability during fiscal 2004, the majority of projected future profitability will be generated in tax jurisdictions with low effective tax rates. As a result, we now believe that our ability to recover previously recorded deferred tax assets in the near term has diminished and that it is appropriate to establish a valuation allowance to fully reserve our previously recorded deferred tax assets.

The effective tax rate, (benefit) or expense, for the fiscal years ended January 31, 2003 and 2002 is 41.0% and (23.8)%, respectively. The effective rate differences relate to changes in the level of operating results in the various tax jurisdictions in which we operate, as well as the utilization of tax credits, and the establishment of valuation reserves against deferred tax assets.

For the fiscal years ended January 31, 2003 and 2002, we were in a net operating loss position for current tax provision purposes. Significant items affecting the calculation of the effective tax rate include establishment of valuation reserves, the large permanent differences arising partly from non-deductible goodwill and merger costs, and the effect of these permanent differences on state income taxes. In addition, we recognized foreign taxes at rates that are generally lower than the U.S. statutory rate.

FISCAL YEAR ENDED JANUARY 31, 2002 VS. FISCAL YEAR ENDED JANUARY 31, 2001

Net Sales and Gross Profit. Net sales for fiscal 2002 decreased 15.9% from $273.5 million during fiscal 2001 to $230.0 million during fiscal 2002 (of which $16.6 million of revenue from operations from companies acquired during the year), due to decreased demand from the telecommunications equipment sector, pricing pressures affecting our Commercial segment and a reduction of Defense & Space segment sales as a result of the sale of our Humphrey subsidiary in February 2002 (Humphrey contributed sales of $13.4 million in fiscal 2001 as compared with sales of $1.0 million in fiscal 2002). Gross profit decreased 67.6% from $69.7 million in fiscal 2001 to $22.6 million in fiscal 2002 (of which $0.6 million of gross profit arose at operations acquired during the year). Consolidated gross profit as a percentage of sales decreased from 25.5% during fiscal 2001 to 9.8% during fiscal 2002. Gross profit and gross profit as a percentage of sales declined from prior year levels as a result of charges to record reserves for excess inventory and losses on production contracts of approximately $15.2 million and the negative impact on overhead absorption of the significant decline in our production volume.

During the last two years, we have increased our reserve for obsolete inventory from $6.6 million to $23.2 million, principally to cover exposure to potentially excess and obsolete commercial products inventories. During this period, the commercial telecommunications market has seen a sudden and significant decline in demand resulting in an excess of supply in the marketplace which negatively impacted sales and gross profits during the corresponding period. We have increased our inventory reserves because forecasted demand has continued to decline and because it is difficult to assess when the demand for our products will recover.

Our practice is to fully reserve for inventory that we do not believe we will be able to sell within the next 12 months. Due to the uncertainty surrounding sales forecasting in the current environment and the current lack of market demand, we have not disposed of significant amounts of reserved inventory. If an alternative use does not become apparent, we will sell this inventory at its scrap value or otherwise dispose of it. On a historical basis, the recoveries from sales of inventory as scrap have not been significant to our results from operations. The sale or disposal of the scrap or fully reserved inventories has not historically had a material impact on our revenue and gross margins.

Segment Information. The following segment information should be read in conjunction with the financial results of each reporting segment as detailed in Note 8 of the Consolidated Financial Statements. Results within each of our business segments were as follows:

> **Commercial.** Net sales decreased by $21.8 million, or 12.2%, to $157.0 million during fiscal 2002. The decrease is primarily attributable to the overall decline in demand from the telecommunications equipment sector that more than offset increased demand for our manufacturing services and approximately $10.9 million of filter product sales resulting from our acquisition, in the fourth quarter of fiscal 2002, of ADC Mersum OY. Gross profit as a percentage of net sales decreased from 23.8% in fiscal 2001 to 7.1% in fiscal 2002. In fiscal 2002, gross profits were negatively impacted by charges of approximately $13.8 million to record reserves for excess inventory and losses on production contracts and the additional manufacturing overhead associated with our acquisition of Pacific Microwave Corporation (which was acquired in the first quarter of fiscal 2002).

The operating loss of the Commercial segment increased from $9.3 million in fiscal 2001 to $95.1 million in fiscal 2002. The significant increase in the operating loss of this segment resulted from a combination of factors, including: the decline in sales and inventory reserves discussed above, asset impairment and restructuring charges totaling $35.0 million and in-process research and development charges of $8.0 million.

Defense & Space. Net sales decreased 22.9% from $94.7 million in fiscal 2001 to $73.0 million in fiscal 2002, while gross profit as a percentage of sales decreased from 28.7% in fiscal 2001 to 15.6% in fiscal 2002. The decrease in sales is attributable to two factors: 1) decrease in demand for avionics and electro-optics products at our majority-owned Canadian subsidiary and 2) absence of our Humphrey subsidiary which was sold during February 2001. The decrease in gross profit as a percentage of sales is mainly attributable to under-absorption of manufacturing overhead at our majority-owned Canadian subsidiary due to the significant decrease in sales volume. The decline in sales and under-absorption of manufacturing overhead costs at our majority owned Canadian subsidiary and approximately $1.4 million of excess inventory charges resulted in a $1.0 million operating loss in fiscal 2002 versus $11.7 million operating income in fiscal 2001.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, or SG&A, increased 14.1% from $43.3 million in fiscal 2001 to $49.4 million in fiscal 2002. The increase in SG&A is primarily attributable to a combination of factors: an increase in payroll and employment benefits related costs, additional costs arising at Pacific Microwave Corporation and ADC Mersum OY, including goodwill amortization costs of approximately $1.6 million and non-recurring expenditures of approximately $1.1 million related to improvements in our financial reporting and budgeting systems. As a percentage of net sales, SG&A expenses increased from 15.8% in fiscal 2001 to 21.5% in fiscal 2002 as a result of the significant decline in our sales revenues.

Research and Development Expenses, Including In-Process. Research and development expenses increased 80.5% from $19.0 million in fiscal 2001 to $34.3 million in fiscal 2002, and as a percentage of net sales, increased from 6.9% in fiscal 2001 to 14.9% in fiscal 2002. These expenditures are almost entirely attributable to the Commercial segment and reflect increased activity associated with new wireless communications product development as well as charges totaling approximately $8.0 million recorded in connection with acquisitions.

Restructuring Charge. During the fourth quarter of fiscal 2002, we announced our plan to restructure our operations to improve overall financial performance. The plan calls for reducing our overall cost structure, realigning manufacturing capacity with current demand, moving to low cost offshore manufacturing and disposing non-core operations. As a result, we recorded a restructuring charge in fiscal 2002 totaling approximately $17.3 million. This charge includes severance costs related to the reduction of our workforce, the closure, combination or sale of certain facilities and the write-off of other non-performing operating assets. We expect to generate the majority of the cost savings from these restructuring efforts in the form of reduced employee payroll and related costs and anticipate that the steps taken to date will reduce the operating costs of the Commercial segment by a total of approximately $28.0 million annually. We anticipate that the restructuring steps to date will generate approximately $2.7 million of additional savings in the form of reduced lease costs and reductions in amortization and depreciation of leasehold improvements and fixed assets.

Impairment of Long-Lived Assets. Results of operations for fiscal 2002 include an impairment charge of $17.7 million associated with our acquisition of Pacific Microwave Corporation. At the time of acquisition, this entity had experienced increased revenue growth year over year since 1997 and had achieved operating profitability in 2000. From the time of acquisition in March 2001, through the end of the fiscal year, this entity experienced significant declines in revenue and began incurring significant operating losses. This change in circumstances is principally attributed to the overall downturn in the telecommunications industry causing a global decrease in demand and loss in customer base. Given these changes in market conditions, indicators of impairment were deemed to be present, therefore, based on a formal analysis of discounted cash flows, an impairment charge was determined to be necessary in the fourth quarter of fiscal 2002.

Write-Down of Investment. Results of operations for fiscal 2002 include a $9.4 million charge to operations representing the write-down of our investment in Allgon AB common stock, which had been acquired in conjunction with the proposed merger with Allgon in fiscal 2001. The carrying value of these shares was written down to the market value at the end of the first quarter of fiscal 2002.

Gain on Sale of Subsidiary. Results of operations for fiscal 2002 include the gain of $7.6 million from the sale of our Humphrey, Inc. subsidiary.

Interest Income and Other, Net. Interest income and other, net decreased 50% from $9.8 million in fiscal 2001 to $4.9 million in fiscal 2002. The decrease was due to the combination of reduced yields on our investments as short-term interest rates declined during the course of the current fiscal year and a reduction in the amount of funds available for investment.

Provision (Credit) for Income Taxes. Income tax expense decreased from an expense for income taxes of $2.9 million in fiscal 2001 to a credit for income tax expense of $22.2 million in fiscal 2002. The credit for income taxes recorded during the current fiscal year reflects the recognition of the tax benefit associated with our domestic net operating losses.

The effective tax rate, (benefit) or expense, for the years ended January 31, 2002 and 2001 is (23.8)% and 21.0%, respectively. The effective rate differences relate to changes in the level of operating results in the various tax jurisdictions in which we operate, as well as the utilization of tax credits, and the establishment of valuation reserves against deferred tax assets.

For the fiscal year ended January 31, 2002, we were in a net operating loss position for current tax provision purposes. Significant items affecting the calculation of the effective tax rate include large permanent differences arising partly from non-deductible goodwill and merger costs, and the effect of these permanent differences on state income taxes. In addition, we recognized foreign taxes at rates that are generally lower than the U.S. statutory rate.

For the fiscal year ended January 31, 2001, we were in a net income position for current tax provision purposes. We were able to utilize tax credits during the year, which lowered the effective rate. In addition, significant benefit was realized due to the foreign income tax rate differentials

LIQUIDITY AND CAPITAL RESOURCES

At January 31, 2003, we had $115.0 million of working capital, which included cash and cash equivalents totaling $64.9 million. Subsequent to January 31, 2003, we entered into a $25.0 million revolving working capital line of credit with a bank, which expires in February 2005. The borrowing rate under this facility is based on a fixed spread over the London Interbank Offered Rate. Through March 28, 2003, we have not had any borrowings under this credit facility.

We lease certain office and production facilities under non-cancelable agreements classified as operating leases. In accordance with accounting principles generally accepted in the United States, obligations under these long-term leases are not recorded on the balance sheet as liabilities until payment is due. As of January 31, 2003, our remaining obligations under these leases was approximately $30.8 million, of which approximately $7.3 million will be payable over the next 12 months. Scheduled payments under these lease obligations are disclosed in Note 5 to our Consolidated Financial Statements. In fiscal 1999, we entered into a synthetic lease arrangement with an affiliate of our bank whereby the bank acquired one of our facilities from a third party and then leased this facility to us. Under this arrangement, we were not required to record the related asset (building) and liability (debt) associated with this building. During fiscal 2001, we entered into a security agreement with the bank whereby we agreed to pledge approximately $17.0 million in connection with the collateralization of this facility lease. The collateral for this lease is included in our balance sheet as restricted cash. Subsequent to year end, the underlying property was sold, the synthetic lease was terminated and we entered into a new lease arrangement covering this property. The new lease terms provide for a 14-year lease with payments of approximately $165,000 per month.

During the year ended January 31, 2003, net cash used by operations totaled $10.6 million. The negative operating cash flow during this period was principally the result of our loss (net of non-cash items including depreciation and amortization expense and the valuation reserve established against our net deferred tax asset) and cash used to fund working capital requirements including the $7.0 million increase in accounts receivable resulting from the increase in sales during the fourth quarter of fiscal 2003.

During the year ended January 31, 2003, we generated $20.9 million of cash from investing activities primarily due to the cash, cash equivalents and short-term investments acquired in connection with our acquisition of Spectrian Corporation. Excluding $32.3 million acquired from Spectrian Corporation, investing activities used net cash of $11.4 million. This included net cash outflows of $15.3 million and $2.0 million associated with capital expenditures and other assets, respectively, and net cash proceeds of $5.8 million from the sale of real property. Our future capital expenditures may continue to be significant as a result of expansion of our international production facilities associated with new wireless communications product development initiatives.

Financing activities during the year ended January 31, 2003, consisted of proceeds of $2.4 million from the issuance of common stock under our Employee Stock Purchase Plan and from stock option exercises, and a $0.2 million reduction of long-term obligations.

Our future capital requirements will depend upon many factors, including the nature and timing of orders by OEM customers, the progress of our research and development efforts, expansion of our marketing and sales efforts, and the status of competitive products. We believe that available capital resources will be adequate to fund our operations for at least twelve months.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of any contingent assets and liabilities at the date of our financial statements. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, restructuring costs and income taxes. We base our estimates on historical experience and current developments and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially may result in materially different results under different assumptions or conditions. We consider the following accounting policies to be those that are both most important to the portrayal of our financial results and that require the most subjective judgment. See Note 1, of the notes to the Consolidated Financial Statements, for a summary of our significant accounting policies.

Revenue Recognition. We derive the majority of our revenue from product sales and we recognize revenue from these sales upon transfer of title to the product, which generally occurs upon shipment to the customer. We generally ship to our customers "Free on Board" shipping point. The Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition," provides guidance on the application of accounting principles generally accepted in the United States to selected revenue recognition issues. Revenues associated with the performance of non-recurring engineering and development contracts are recognized when earned under the terms of the related contract; and revenues for cost-reimbursement contracts are recorded as costs are incurred and include estimated earned fees in the proportion that costs incurred to date bears to estimated costs. We believe that our revenue recognition policy is consistent with this guidance and in accordance with accounting principles generally accepted in the United States. If our shipping policies were to change, including the point of title transfer, materially different reported results would be likely.

Accounts Receivable. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. At January 31, 2003, accounts receivable totaled $48.3 million, net of reserves for bad debt of $1.9 million.

Inventory Adjustments. Inventories are stated at the lower of weighted average cost or market. We review the components of our inventory on a regular basis for excess, obsolete and impaired inventory based on estimated future usage and sales.

As a general rule, stock levels in excess of one year's expectation of usage or sales are fully reserved. The likelihood of any material inventory write-down is dependent on customer demand, competitive conditions or new product introductions by us, or our customers, that vary from our current expectations. If future demand were significantly less favorable than projected by management, increases to the reserve would be required. At January 31, 2003, inventories totaled $53.1 million, net of reserves for excess and obsolete inventory of $19.1 million and contract losses of $3.0 million.

Valuation of Goodwill, Intangible and Other Assets. At January 31, 2003, intangible assets other than goodwill were evaluated for impairment using undiscounted cash flows expected to result from the use of the assets as required by Statement of Finacial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." During the fourth quarter of fiscal 2003, there was an impairment loss of $2.6 million recorded in accordance with the provisions of SFAS No. 144. In December 2002, in accordance with SFAS No. 146 "Accounting for Cost Associated with Exit or Disposal Activities," the Company recorded a charge to SG&A expense in the amount of $0.5 million, which included a $0.1 million write-off of leasehold improvements and a $0.4 million charge to accrue lease costs associated with an abandoned facility.

We were required to assess goodwill impairment in fiscal 2003 using the methodology prescribed by SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No.142 requires that a transitional goodwill impairment test be performed as of February 1, 2002. We did not recognize any goodwill impairment as a result of performing this transitional test. SFAS No. 142 also requires that goodwill be tested for impairment on an annual basis based upon identifiable reporting units. The majority of our acquisitions that resulted in goodwill being recorded fall within our Commercial segment. The majority of goodwill and other long-lived assets within the Commercial segment are attributable to the ADC Mersum OY acquisition. Nanowave Technologies, Inc., which was merged into the Defense & Space segment in connection with the reorganization/reevaluation of the reporting units in 2003, is the only purchased business of this segment. Management determined in accordance with SFAS No. 142 that our segments meet the criteria for aggregation and therefore performed its analysis at the reporting segment level. The required annual goodwill impairment test was performed as of December 27, 2002. Our impairment review process is based on a discounted future cash flow approach that uses our estimates of revenue for the reporting units, driven by assumed market growth rates and assumed market segment share, and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimates that we use to manage the underlying businesses. The estimates we used assume that we will gain market segment share in the future and that the Commercial segment will experience recovery and a return to growth and profitability from the current trends. We may incur charges for impairment of goodwill in the future if the telecommunications sector does not recover as we expect, if we fail to deliver new products for these groups, if the products fail to gain expected market acceptance or if we fail to achieve our assumed revenue growth rates or assumed gross margins. In performing the fiscal 2003 annual test for the Commercial segment, we assumed sales growth rates ranging from 5% - 15%; gross profit margins ranging from 30% - 38% (excluding depreciation); an income tax rate of 18% and a discount rate of 20%. For the Defense & Space segment analysis, our assumptions were sales growth rates ranging from 5% - 20%; gross profit margins ranging from 28% - 33% (excluding depreciation); an income tax rate of 25% and a discount rate of 15%. We did not recognize any goodwill impairment as a result of performing this annual test.

Accrued Restructuring Costs. To the extent that exact amounts are not determinable, we have estimated amounts for the direct costs and liabilities related to our restructuring in accordance with the Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." We recorded a charge for restructuring related costs of $17.3 million during fiscal 2002. During fiscal 2003, we reassessed the restructuring accrual, in as much as it relates to costs of exiting certain lease obligations, and determined that the accrual was understated and recorded an additional $0.9 million charge. We will continue to reassess the related accrual annually and record adjustments to this reserve as circumstances warrant. At January 31, 2003, the remaining balance of accrued restructuring costs was $1.5 million. Materially different reported results would be likely if any of the estimated costs or expenses were significantly different from our estimations or if the approach, timing and extent of the restructuring plans adopted by management were significantly different.

Valuation of Deferred Tax Assets. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized, when it is more likely than not that the deferred tax assets will not be realized in the near term. During fiscal 2003, in conjunction with our acquisition of Spectrian Corporation, management undertook a reassessment of our tax strategy and our overall tax situation, which included the transferring of certain intangible property to off-shore entities. This analysis led us to conclude that, while management expects that we will transition to profitability during fiscal 2004, the majority of any future profitability will be generated in tax jurisdictions with low effective tax rates. As a result, we believe that our ability to recover tax assets associated with high effective tax rate jurisdictions has diminished in the near term and that it is appropriate to establish a valuation allowance to fully reserve our previously recorded deferred tax asset.

Recently Issued Accounting Standards

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when a liability is incurred. Under Issue No. 94-3, a liability for an exit cost as generally defined in Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, however, earlier adoption is permissible. We do not believe adoption will have a material impact on our financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of FASB Statement No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28 Interim Financial Reporting, to require disclosure about those effects in interim financial information. We intend to continue to account for stock-based compensation based on the provisions of APB Opinion No. 25 and therefore do not anticipate the adoption to have a material impact on its financial position or results of operations in future periods. SFAS No. 148's amendment of the transition and annual disclosure provisions of SFAS No. 123 are effective for fiscal years ending after December 15, 2002, and the disclosure requirements for interim financial statements are effective for interim periods beginning after December 15, 2002.

In January 2003, FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("Interpretation No. 46"), which applies immediately to arrangements created after January 31, 2003. Interpretation No. 46 applies to arrangements created before February 1, 2003 beginning on July 1, 2003. Under this pronouncement, on July 1, 2003, we would be required to record an asset and liability of approximately $17.5 million related to a synthetic lease, which is currently not recorded on the balance sheet. Subsequent to year end, the underlying property associated with the synthetic lease was sold and the synthetic lease was terminated accordingly. Based on the termination of the synthetic lease, we do not anticipate that the adoption of this pronouncement will have a material impact on the financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

We terminated our line of credit and revolving term loan credit facilities in April 2002. As such, we had no exposure to interest rate movement related to outstanding debt during the majority of fiscal 2003. In February 2003, we entered into a $25.0 million credit facility. To the extent of our borrowings under this facility, we will be exposed to changes in interest rates. Through March 28, 2003, we have had no borrowings under this credit facility and, therefore, no related exposure to interest rate movement.

At January 31, 2003, our investment portfolio includes fixed-income securities with a recorded value of approximately $11.8 million. These securities are subject to interest rate risk and will decline in value if interest rates increase. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. A hypothetical 100 basis point increase in interest rates in our investment portfolio would not materially affect the fair value of these securities.

FOREIGN CURRENCY EXCHANGE RATE

Our earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. To a certain extent, foreign currency exchange rate movements also affect our competitive position, as exchange rate changes may affect business practices and/or pricing strategies on non-U.S. based competitors. The primary foreign currency risk exposure is related to U.S. dollar and British pound to euro conversions. Considering the anticipated cash flows from firm sales commitments, anticipated sales for the next quarter and foreign currency denominated accounts as of January 31, 2003, a hypothetical 10% weakening of the U.S. dollar relative to all other currencies would not materially adversely affect expected first quarter of fiscal 2004 earnings or cash flows. This analysis is dependent on actual export sales during the next quarter occurring within 90% of budgeted forecasts. The effect of the hypothetical change in exchange rates ignores the effect this movement may have on other variables including competitive risk.

This analysis is consistent with our approach in previous years. If it were possible to quantify this competitive impact, the results could well be different than the sensitivity effects described above. In addition, it is unlikely that all currencies would uniformly strengthen or weaken relative to the U.S. dollar. In reality, some currencies may weaken while others may strengthen. We review our position each month for expected currency exchange rate movements. As of January 31, 2003, we were not parties to any financial contracts to hedge foreign currency exchange risk on current, anticipated or forecasted transactions.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

JANUARY 31,	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 64,900	$ 49,438
Short-term investments	12,449	—
Accounts receivable, net of allowance for doubtful accounts of $1,916 and $1,740 at January 31, 2003 and 2002, respectively	48,335	33,765
Notes and other receivables	4,818	—
Inventories, net	53,117	44,314
Deferred income taxes	801	34,582
Prepaid expenses and other current assets	4,400	2,767
Total current assets	188,820	164,866
Property, plant and equipment, net	86,182	90,786
Restricted cash	17,049	17,049
Goodwill, intangible and other assets	46,675	52,037
Total assets	$ 338,726	$ 324,738
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 33,444	$ 11,039
Accrued salaries, benefits and related taxes	13,960	10,104
Income taxes payable	—	3,370
Accrued restructuring costs	1,540	3,165
Accrued expenses and other current liabilities	24,853	11,923
Total current liabilities	73,797	39,601
Deferred income taxes and other long-term liabilities	2,358	3,268
Commitments		
Shareholders' equity:		
Preferred shares - $.01 par value, 5,000,000 shares authorized; none issued & outstanding.	—	—
Common shares - $.01 par value, 140,000,000 shares authorized; issued & outstanding shares - 57,362,000 and 45,212,000 at January 31, 2003 and 2002, respectively	574	452
Paid-in capital	364,990	321,673
Accumulated other comprehensive income	2,345	1,288
Accumulated deficit	(105,338)	(41,544)
Total shareholders' equity	262,571	281,869
Total liabilities and shareholders' equity	$ 338,726	$ 324,738

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

JANUARY 31,	2003	2002	2001
Net sales	$ 246,588	$ 229,981	$ 273,499
Cost of sales	211,533	207,411	203,811
Gross profit	35,055	22,570	69,688
Operating expenses:			
Selling, general and administrative	42,393	49,400	43,311
Research and development	34,568	26,332	18,953
In-process research and development	—	8,002	—
Impairment of long-lived assets	3,304	17,695	2,311
Restructuring charge	924	17,257	—
Merger and acquisition costs	—	—	2,750
Total operating expenses	81,189	118,686	67,325
Income (loss) from operations	(46,134)	(96,116)	2,363
Write-down of investment	(1,801)	(9,400)	—
Gain on sale of subsidiary	—	7,614	—
Gain on sale of investment	—	—	1,707
Gain on sale of facility	1,183	—	—
Interest income and other, net	1,523	4,892	9,803
Income (loss) before income taxes and minority interest	(45,229)	(93,010)	13,873
Provision (credit) for income taxes	18,565	(22,175)	2,917
Income (loss) before minority interest	(63,794)	(70,835)	10,956
Minority interest	—	(972)	77
Net income (loss)	$ (63,794)	$ (69,863)	$ 10,879
Earnings (loss) per common share:			
Basic	$ (1.36)	$ (1.56)	$ 0.25
Diluted	$ (1.36)	$ (1.56)	$ 0.24
Shares used in computing earnings (loss) per common share:			
Basic	46,784	44,904	43,436
Diluted	46,784	44,904	45,482

See accompanying notes

(in thousands, except share data)

	COMMON SHARES		PAID-IN	ACCUMULATED OTHER COMPREHENSIVE	ACCUMULATED DEFICIT	
	SHARES	AMOUNT	CAPITAL	INCOME(LOSS)	EARNINGS	TOTAL
Balance at January 31, 2000	38,146,000	$ 381	$ 170,006	$ 64	$ 17,440	$ 187,891
Issuance of common shares	6,523,000	65	137,640	—	—	137,705
Income tax benefits related to employee stock purchase plan and stock options exercised	—	—	9,557	—	—	9,557
Comprehensive income (loss):						
Net income	—	—	—	—	10,879	10,879
Net change in foreign exchange translation adjustment	—	—	—	(884)	—	(884)
Unrealized loss on investment	—	—	—	(3,662)	—	(3,662)
Total comprehensive loss	—	—	—	(4,546)	10,879	6,333
Balance at January 31, 2001	44,669,000	446	317,203	(4,482)	28,319	341,486
Issuance of common shares	543,000	6	4,175	—	—	4,181
Income tax benefits related to employee stock purchase plan and stock options exercised	—	—	295	—	—	295
Comprehensive income (loss):						
Net loss	—	—	—	—	(69,863)	(69,863)
Net change in foreign exchange translation adjustment	—	—	—	(283)	—	(283)
Reversal of unrealized loss on investment	—	—	—	3,662	—	3,662
Unrealized gain on investment	—	—	—	2,391	—	2,391
Total comprehensive loss	—	—	—	5,770	(69,863)	(64,093)
Balance at January 31, 2002	45,212,000	452	321,673	1,288	(41,544)	281,869
Issuance of common shares	626,000	7	2,361	—	—	2,368
Common shares issued and the value of the stock options assumed in conjunction with acquisition	11,524,000	115	40,956	—	—	41,071
Comprehensive income (loss):						
Net loss	—	—	—	—	(63,794)	(63,794)
Net change in foreign exchange translation adjustment	—	—	—	3,448	—	3,448
Reversal of unrealized gain on investment	—	—	—	(2,391)	—	(2,391)
Total comprehensive loss	—	—	—	1,057	(63,794)	(62,737)
Balance at January 31, 2003	57,362,000	$ 574	$ 364,990	$ 2,345	$ (105,338)	$ 262,571

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

YEARS ENDED JANUARY 31,	2003	2002	2001
OPERATING ACTIVITIES:			
Net income (loss)	$ (63,794)	$ (69,863)	$ 10,879
Adjustments to reconcile net income (loss) to net cash (used) provided by operating activities:			
Depreciation and amortization	20,704	20,736	13,896
Impairment of long-lived assets	3,893	17,695	2,311
Non-cash restructuring costs	924	15,404	—
Write-down of investment	1,801	9,400	—
Gain on sale of facility	(1,183)	—	—
Decrease (increase) in deferred tax assets	33,886	(23,056)	(7,106)
Gain on sale of subsidiary	—	(7,614)	—
Tax benefit of disqualifying disposition	—	295	9,557
Minority interest	—	(972)	77
Other	—	—	(43)
Changes in operating assets and liabilities:			
Accounts receivable and other receivables	(7,920)	24,415	(16,644)
Inventories	1,750	17,663	(16,806)
Prepaid expenses and other current assets	(663)	2,181	(1,909)
Accounts payable	16,795	(13,020)	11,548
Accrued expenses and income taxes payable	(16,771)	(1,700)	4,500
Net cash provided (used) by operating activities	(10,578)	(8,436)	10,260
INVESTING ACTIVITIES:			
Additions to property, plant and equipment	(15,285)	(16,957)	(34,547)
Proceeds from sale of property and equipment	5,800	—	—
Payment for acquisitions, net of cash acquired	32,328	(82,411)	—
Proceeds from sale of subsidiary	—	13,782	—
Other assets	(1,981)	3,630	(4,739)
Net cash provided (used) by investing activities	20,862	(81,956)	(39,286)
FINANCING ACTIVITIES:			
Repayments of credit facilities and long-term debt	(200)	(2,118)	(5,277)
Proceeds from issuance of common shares, net	2,368	4,181	137,705
Proceeds from issuance of stock by subsidiary	—	—	490
Net cash provided by financing activities	2,168	2,063	132,918
Effect of exchange rate changes	3,010	(759)	(202)
Increase (decrease) in cash and cash equivalents	15,462	(89,088)	103,690
Cash and cash equivalents at beginning of year	49,438	138,526	34,836
Cash and cash equivalents at end of year	$ 64,900	$ 49,438	$138,526
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	$ —	$ —	$ 74
Income taxes	$ —	$ 24	$ 238
Supplemental disclosure of noncash investing and financing activities:			
Common shares issued and value of stock options assumed in conjunction with acquisition	$ 41,071	$ —	$ —

See accompanying notes.

1. REMEC AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

REMEC, Inc. ("REMEC" or the "Company") was incorporated in the State of California in January 1983. REMEC is a designer and manufacturer of high frequency subsystems used in the transmission of voice, video and data traffic over commercial wireless communications networks. REMEC's products are designed to improve the capacity, efficiency, quality and reliability of commercial wireless communications infrastructure equipment and operate at the full range of frequencies currently used in wireless communications transmissions including at radio ("RF"), microwave and millimeter wave frequencies. REMEC also develops and manufactures wireless communications equipment used in the defense industry, including communications equipment integrated into tactical aircraft, satellites, missile systems and smart weapons.

Principles of Consolidation

The consolidated financial statements include the accounts of REMEC and its majority owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash, Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition are considered to be cash equivalents. The Company evaluates the financial strength of institutions at which significant investments are made and believes the related credit risk is limited to an acceptable level. Cash equivalents are comprised of money market funds, U.S. government and other corporate debt securities. The carrying amounts approximate fair value due to the short maturities of these instruments. Cash and cash equivalents included investments in debt securities of $54.8 million and $46.3 million at January 31, 2003 and 2002, respectively. At January 31, 2003 and 2002, the cost of cash equivalents and the amortized cost of short-term investments approximated fair value.

Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" requires companies to record certain debt and equity security investments at market value. Investments with maturities greater than three months are classified as short-term investments. All of the Company's short-term investments are classified as available-for-sale and are reported at fair value with any material unrealized gains and losses, net of tax, recorded as a separate component of accumulated other comprehensive income (loss) within shareholders' equity. The Company manages its cash equivalents and short-term investments as a single portfolio of highly marketable securities, all of which are intended to be available for the Company's current operations

Concentration of Credit Risk

Accounts receivable are principally from domestic and international customers in the telecommunications industry, and prime contractors of U.S. government contracts. Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required. The Company performs periodic credit evaluations of its customers and maintains reserves for potential credit losses.

During fiscal 2003 and 2001, one customer accounted for 16% and 12%, respectively, of the Company's net sales. No customer accounted for more than 10% of the Company's net sales during fiscal 2002.

Inventories

Inventories are stated at the lower of weighted average cost or market. In accordance with industry practice, the Company capitalizes general and administrative costs as a component of the cost of government contract related inventories to achieve a better matching of costs with the related revenues.

The Company records valuation reserves for estimated excess and obsolete inventory on non-contractually committed inventory that is not expected to be sold within the next 12 months. If future product demand or market conditions are less or more favorable than those projected by management, changes to inventory reserves may be required.

Long-Lived Assets

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three to five years for network equipment, PCs and software, five to eight years for machinery and equipment and up to 30 years for facilities and facility related assets. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the lease period.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and other intangible assets with indefinite useful lives are not amortized, but are reviewed annually for impairment or more frequently if impairment indicators arise. Separable intangible assets that have finite lives are amortized over their useful lives. Under SFAS No. 142, goodwill and other intangible assets with indefinite useful lives are no longer amortized but are reviewed for impairment annually or more frequently if certain indicators arise. Goodwill at January 31, 2002, was evaluated for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The Company adopted SFAS No. 142 on February 1, 2002.

The following table presents reconciliations of net loss and per share data to what would have been reported had the new rules been in effect during the years ended January 31, 2003, 2002 and 2001 (in 000's, except per share data):

YEARS ENDED JANUARY 31,	2003	2002	2001
Net income (loss) as reported	$ (63,794)	$ (69,863)	$ 10,879
Add back goodwill and assembled workforce amortization, net of tax	—	2,423	2,985
Adjusted net income (loss)	$ (63,794)	$ (67,440)	$ 13,864
Basic earnings (loss) per share:			
Reported earnings (loss) per share	$ (1.36)	$ (1.56)	$ 0.25
Goodwill amortization per share, net of tax	—	0.05	0.07
Adjusted earnings (loss) per share	$ (1.36)	$ (1.51)	$ 0.32
Diluted earnings (loss) per share:			
Reported earnings (loss) per share	$ (1.36)	$ (1.56)	$ 0.24
Goodwill amortization per share, net of tax	—	0.05	0.07
Adjusted earnings (loss) per share	$ (1.36)	$ (1.51)	$ 0.31

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets (excluding goodwill) and for long-lived assets to be disposed of. However, SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used. REMEC adopted SFAS No. 144 effective February 1, 2002. In March 2001, prior to the adoption of SFAS No. 144, the Company acquired Pacific Microwave Corporation ("PMC"). At the time of acquisition, PMC was generating operating profits and its revenues were increasing. After the acquisition, however, PMC experienced significant declines in revenue due to decreased demand by several of PMC's customers. As a result, PMC began to incur operating losses. Based on these indicators of impairment, under SFAS No. 121, the Company conducted a formal discounted cash flow analysis, for which management was primarily responsible; as a result the Company's Commercial segment recorded a charge of $18.0 million to write-down the value of certain long-lived assets including goodwill during fiscal 2002. (See Note 2.) In fiscal 2001, the Company's Commercial segment recorded a charge of $2.3 million to write-down the value of an intangible asset associated with a prior acquisition. During the fourth quarter of fiscal 2003, the Company wrote off $2.6 million of acquired intangibles associated with its Nanowave Technologies, Inc. subsidiary, based on a cash flow analysis performed related to these intangibles.

Intangible assets in the accompanying balance sheets are primarily comprised of goodwill, trademarks and acquired technology recorded in connection with the Company's acquisitions. In accordance with SFAS No. 142, intangible assets other than goodwill will continue to be amortized using the straight-line method over the estimated useful lives of the relevant intangibles ranging from three to seven years.

Foreign Currency Translation

Foreign currency balance sheet accounts are translated into U.S. dollars at a rate of exchange in effect at fiscal year end. Income and expenses are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of comprehensive income (loss) within shareholders' equity. Transactions denominated in currencies other than the local currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in income as unrealized (based on period end translations) or realized upon settlement of these transactions. Foreign currency transaction gains (losses) totaled $(0.5) million, $0.1 million and $(0.3) million during fiscal 2003, 2002 and 2001, respectively.

Revenue Recognition

The Company recognizes revenue pursuant to Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured.

In accordance with SAB No. 101, revenues from product sales are recognized upon shipment of product and transfer of title to customers; revenues associated with the performance of non-recurring engineering and development contracts are recognized when earned under the terms of the related contract; and revenues for cost-reimbursement contracts are recorded as costs are incurred and include estimated earned fees in the proportion that costs incurred to date bears to estimated costs. A substantial portion the Company's non-recurring engineering projects are within the Company's Defense & Space segment. The general terms of these agreements contain milestone provisions and/or the delivery of a prototype product. The Company is entitled to bill the customer for the specified amount and recognize revenue upon the completion of the related milestone (to customer satisfaction or by fulfillment of specifications) or delivery and the transfer of title of the prototype. Prospective losses on long-term contracts, which are accrued for, are based upon the anticipated excess of inventoriable manufacturing costs over the selling price of the remaining units to be delivered. Actual losses could differ from those estimated due to changes in the ultimate manufacturing costs and contract terms.

Warranty Obligations

The Company provides for the estimated costs of product warranties in the period sales are recognized. The Company's warranty obligation is affected by historical product shipment levels, product performance and material and labor costs incurred in correcting product performance problems. Should product performance, material usage or labor repair costs differ from the Company's estimates, revisions to the estimated warranty liability would be required.

Advertising

Advertising costs are expensed as incurred and were $0.8 million, $1.2 and $1.2 million for the years ended January 31, 2003, 2002 and 2001, respectively.

Research and Development

Research and development costs are expensed in the period incurred.

Earnings (Loss) Per Share

The Company calculates earnings (loss) per share in accordance with SFAS No. 128, "Earnings per Share." Basic earnings (loss) per share is computed using the weighted average shares outstanding for each period presented. Diluted earnings (loss) per share is computed using the weighted average shares outstanding plus potentially dilutive common shares using the treasury stock method at the average market price during the reporting period. The calculation of net earnings (loss) per share reflects the historical information for REMEC and its acquired subsidiaries and the conversion of the common shares of those companies acquired in pooling of interests transactions into REMEC shares as stipulated in the respective acquisition agreements.

The following table reconciles the shares used in computing basic and diluted earnings per share in the respective fiscal years:

YEARS ENDED JANUARY 31,	2003	2002	2001
Weighted average common shares outstanding used in basic earnings (loss) per share calculation	46,784,000	44,904,000	43,436,000
Effect of dilutive stock options	—	—	2,046,000
Shares used in diluted earnings (loss) per share calculation	46,784,000	44,904,000	45,482,000

Dilutive securities may include options, warrants, and preferred stock as if converted and restricted stock subject to vesting. Potentially dilutive securities (which include options) totaling 143,000 and 613,000 for the years ended January 31, 2003 and 2002, respectively, were excluded from the calculation of diluted loss per share because of their anti-dilutive effect.

On June 7, 2000, REMEC's Board of Directors approved a three-for-two stock split of REMEC's common stock in the form of a 50% stock dividend payable on June 30, 2000 to shareholders of record as of June 19, 2000. All share and per share related data in the consolidated financial statements have been adjusted to reflect the stock dividend for all periods presented.

Stock Options

The Company has elected to follow Accounting Principles Board ("APB") No. 25 and related Interpretations in accounting for its employee stock options and follows the disclosure alternative of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income (loss) and net earnings (loss) per share is required by SFAS No. 123, and has been determined as if REMEC has accounted for its employee stock options and employee stock purchase plan shares under the fair value method of that Statement. The fair value of these options or employee stock purchase rights was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2003, 2002, and 2001, respectively: risk-free interest rates of 6.0%; dividend yields of 0%; volatility factors of the expected market price of REMEC's common stock of 85.0%, 87.1%, and 87.6%, a weighted-average expected life of the option of 7.0 years; and a weighted-average life of the stock purchase rights of three months. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because REMEC's employee stock options and rights under the employee stock purchase plan have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair market value of its employee stock options or the rights granted under the employee stock purchase plan.

The following is a summary of the pro forma effects on reported net income (loss) and earnings (loss) per share for the years indicated as if the Company had elected to recognize compensation expense based on the fair value of the options at their grant date as prescribed by SFAS No. 123. For purposes of the pro forma disclosures, the estimated fair value of the options and the shares granted under the employee stock purchase plan is amortized to expense over their respective vesting or option periods. REMEC's pro forma information follows (in 000's, expect per share data):

YEARS ENDED JANUARY 31,	2003	2002	2001
Net income (loss) applicable to common shareholders:			
As reported	$ (63,794)	$ (69,863)	$ 10,879
Pro forma	(72,322)	(76,967)	3,113
Earnings (loss) per share:			
As reported —			
Basic	$ (1.36)	$ (1.56)	$ 0.25
Diluted	(1.36)	(1.56)	0.24
Pro forma —			
Basic	$ (1.55)	$ (1.71)	$ 0.07
Diluted	(1.55)	(1.71)	0.07
Weighted average fair value of options granted during the year	$ 6.03	$ 7.27	$ 8.39

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about the future that affect the amounts reported in the Consolidated Financial Statements. These estimates include assessing the collectibility of accounts receivable, the realization of deferred tax assets, the usage and recoverability of inventories and long-lived assets (including goodwill) and the incurrence of losses on long-term contracts and warranty costs. The markets for REMEC's products are extremely competitive and are characterized by rapid technological change, new product development, product obsolescence and evolving industry standards. In addition, price competition is intense and significant price erosion generally occurs over the life of a product. As a result of such factors, actual results could differ from the estimates used by management.

Comprehensive Income (Loss)

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income" which requires that all components of comprehensive income (loss), including net income (loss), be reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss), including foreign currency translation adjustments, and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income (loss).

Recently Issued Accounting Standards

In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when a liability is incurred. Under Issue No. 94-3, a liability for an exit cost as generally defined in Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, however, earlier adoption is permissible. The Company does not believe adoption will have a material impact on its financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of SFAS No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28 Interim Financial Reporting, to require disclosure about those effects in interim financial information. The Company intends to continue to account for stock-based compensation based on the provisions of APB Opinion No. 25 and therefore does not anticipate the adoption to have a material impact on its financial position or results of operations in future periods. SFAS No. 148's amendment of the transition and annual disclosure provisions of SFAS No. 123 are effective for fiscal years ending after December 15, 2002, and the disclosure requirements for interim financial statements are effective for interim periods beginning after December 15, 2002.

In January 2003, FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("Interpretation No. 46"), which applies immediately to arrangements created after January 31, 2003. Interpretation No. 46 applies to arrangements created before February 1, 2003 beginning on July 1, 2003. Under this pronouncement, on July 1, 2003, the Company would be required to record an asset and liability of approximately $17.0 million related to a synthetic lease, which is currently not recorded on the balance sheet. The Company is currently in the process of renegotiating this arrangement. The consolidation of the assets and liabilities would have a corresponding effect on several of the Company's financial ratios and other financial and operational indicators. Interpretation No. 46 may be applied by restating previously issued financial statements with a cumulative effect adjustment as of the beginning of the first year restated. (See Note 10.)

Reclassifications

Certain amounts in prior periods have been reclassified to conform to current year presentation.

2. TRANSACTIONS

Spectrian Corporation ("Spectrian")

On December 20, 2002, the Company acquired all of the assets and assumed all of the obligations of Spectrian for a purchase price of $44.8 million. The purchase price was comprised of $38.5 million, which represented the value of the 11,524,000 shares of REMEC common stock issued to the former Spectrian shareholders (based on the average closing price of REMEC common stock for the two days before, the day of, and the two days after announcement of the revised purchase agreement dated October 29, 2002, or $3.34 per share), the fair value of Spectrian options assumed of $2.6 million (2,445,065 options assumed at a weighted average exercise price of $16.91) and acquisition related costs of $3.7 million. Spectrian is a leading designer and manufacturer of single carrier and multicarrier high-power RF amplifiers for the worldwide wireless communications industry, utilized in both wireless data and voice applications. The acquisition has been accounted for as a purchase, and accordingly, the total purchase price has been allocated to the acquired assets and liabilities assumed at their estimated fair values in accordance with the provisions of SFAS No. 141. REMEC's Consolidated Financial Statements include the results of Spectrian from the date of acquisition forward.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Based on management's review of the analysis of the tangible and intangible assets and liabilities of Spectrian, the purchase price has been allocated as follows (in 000's):

	AT DECEMBER 20, 2002
Cash and cash equivalents	$ 32,328
Short-term investments	12,449
Accounts receivable and other receivables	10,680
Inventories	10,553
Other current assets	1,075
Property, plant, and equipment	4,806
Other long-term assets	476
Total assets acquired	72,367
Current liabilities	(27,613)
Net assets acquired	$ 44,754

The estimated fair values of identifiable tangible assets and liabilities acquired from Spectrian exceeded the amount paid, resulting in negative goodwill of $4.3 million. In accordance with SFAS No. 141, "Business Combinations," the negative goodwill was allocated to the non-current assets of Spectrian.

ADC Mersum Oy ("Solitra")

On October 26, 2001, REMEC acquired Solitra in Oulu, Finland from ADC Telecommunications, Inc. The Company acquired the assets and assumed all of the obligations of Solitra's radio frequency ("RF") division and 100% of the shares of Solitra in exchange for cash consideration of $51.6 million. Solitra specializes in supplying RF equipment to OEMs in the mobile wireless infrastructure industry. Management believes that the addition of Solitra expanded the Company's product portfolio and global footprint, and furthered its engineering expertise within products currently developed and already supplied for 2.5G and 3G cellular systems. Solitra further expanded the Company's presence in Europe and strengthened its relationship with strategic customers, especially those located in Scandinavia. The acquisition has been accounted for as a purchase, and accordingly, the total purchase price has been allocated to the acquired assets and liabilities assumed at their estimated fair values in accordance with the provisions of SFAS No. 141. REMEC's Consolidated Financial Statements include the results of Solitra from November 2001 forward.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Based on management's review of the analysis of the tangible and intangible assets and liabilities of Solitra, the purchase price has been allocated as follows (in 000's):

	AT OCTOBER 26, 2001
Cash	$ 3,813
Accounts receivable	8,100
Inventories	4,386
Property, plant, and equipment	9,686
Developed technology	4,800
Goodwill	24,822
Total assets acquired	55,607
Current liabilities	(7,407)
Net assets acquired	$ 48,200

The $24.8 million of goodwill was assigned to the Commercial segment and is expected to be deductible for tax purposes

In conjunction with the acquisition of Solitra, the Company has recorded a charge of $3.4 million related to research and development assets that were written off at the date of acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." This write-off is included in operating expense. This charge was related to the 2.5G and 3G filter products based on analysis including the following: anticipated revenues, expenses, charges for the use of contributory assets, return on working capital, fixed asset charge, other intangible asset charge, and giving consideration to the core technology. Each of the above factors was estimated based on revenue and expense levels historically achieved by Solitra. A discount rate of 20% was applied based on the above factors. Management was primarily responsible for the estimates and assumptions used in determining each of the above factors and believes the analysis was performed based on the most relevant available data. As of January 31, 2002, estimated costs to complete these projects were approximately $0.8 million and $0.1 million for the 2.5G and 3G products, respectively. Cash flows from these projects is expected to commence in fiscal 2003 and management does not currently anticipate that failure to complete the development of the 2.5G and 3G filter products as planned would have a material adverse effect on the overall financial condition or results of operations of the Company; however, it may give rise to impairment of the underlying assets of the related subsidiary. The acquired developed technology has been assigned a life of seven years.

Pacific Microwave Corporation ("PMC")

On March 7, 2001, REMEC acquired substantially all of the assets and assumed all of the obligations of PMC, a privately held microwave electronics manufacturing company located in the Philippines, in exchange for cash consideration of approximately $23.1 million. PMC was a privately held microwave electronics manufacturing company located in the Philippines. PMC specializes in the assembly, manufacture and test of RF, microwave and millimeter wave gallium arsenide devices, components, subsystem and systems for broadband voice, and data transmission over wireless communications networks. The addition of PMC has provided an increase in the Company's millimeter wave manufacturing capacity. The acquisition has been accounted for as a purchase, and accordingly, the total purchase price has been allocated to the acquired assets and liabilities assumed at their estimated fair values in accordance with the provisions of APB No. 16. REMEC's consolidated financial statements include the results of PMC from March 2001 forward.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Based on management's review of the tangible and intangible assets and liabilities of PMC, the purchase price has been allocated as follows (in 000's):

	AT MARCH 7, 2001
Current assets	$ 3,026
Property, plant, and equipment	6,545
Other long lived assets	768
Goodwill	17,560
Total assets acquired	27,899
Current liabilities	(4,590)
Long-term liabilities	(165)
Total liabilities assumed	(4,755)
Net assets acquired	$ 23,144

The $17.6 million of goodwill was assigned to the Commercial segment, none of which is expected to be deductible for tax purposes

Humphrey, Inc. ("Humphrey")

On February 26, 2001, REMEC sold substantially all of the operating assets and operations of its wholly owned subsidiary Humphrey in exchange for cash consideration of $13.8 million. The sale of Humphrey resulted in a gain of $7.6 million, which has been recorded in the fiscal 2002 consolidated statement of operations.

Other Acquisitions

During fiscal 2002, REMEC acquired three other companies and the assets of another in exchange for cash consideration of approximately $11.3 million. All four transactions have been accounted for as purchases, and accordingly, the total purchase price has been allocated to the acquired assets and liabilities assumed at their estimated fair values in accordance with the provisions of APB No. 16. The estimated excess of the purchase price over the net assets acquired of approximately $4.4 million is being carried as intangible assets. The pro forma results of operations of REMEC and these other acquisitions, assuming that all were acquired on the first day of fiscal 2002, would not be materially different from reported results.

In connection with the other acquisitions, the Company recorded additional in-process research and development charges of $4.6 million. The largest charge totaling $2.8 million related to broadband wireless systems for which the Company used the discounted cash flow appraisal method with a risk adjusted discount rate of 20%. Cash flows from these broadband wireless systems commenced in fiscal 2003. In addition, the Company recorded $1.7 million of in-process research and development charges related to the other acquisitions that related to broadband wireless transport and access systems and office distributed antenna systems using a similar valuation method. Cash flows from these projects also commenced in fiscal 2003.

REMEC management was responsible for the valuation of the in-process research and development charges provided above and has based the related amounts on the most currently available data as of the date that the evaluation was performed giving primary consideration to historical pricing, margins and expense levels. Management does not currently anticipate that failure to complete the development of these projects as planned would have a material adverse affect on the overall financial condition or results of operations of the Company; however, it may give rise to impairment of the underlying assets of the related subsidiary.

Merger and Acquisition Costs

Results of operations for fiscal 2001 include the write-off of $2.8 million of transaction costs associated with the terminated acquisition of Allgon AB.

Pro Forma Information

Assuming that the acquisitions of Spectrian, Solitra, PMC and the disposition of Humphrey had occurred on the first day of REMEC's fiscal year ended January 31, 2002, the following unaudited pro forma summary presents the consolidated results of operations of the Company as if the transition had occurred on February 1, 2001. The pro forma condensed consolidated results of operations would be as follows (in 000's, except per share data):

YEARS ENDED JANUARY 31,	2003	2002
Pro forma net sales	$ 304,238	$ 349,023
Pro forma net (loss)[(1)(2)]	(106,733)	(106,161)
Pro forma loss per common share:		
Basic	$ (1.87)	$ (1.88)
Diluted	(1.87)	(1.88)

This pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations of the Company or of the results that would have actually occurred had the transactions taken place on February 1, 2001.

(1) Fiscal 2003 results include a $24.5 million charge to the write-down of the carrying value of deferred tax assets.

(2) Fiscal 2002 results include a $27.1 million charge recorded at Solitra to write down the carrying value of goodwill.

3. FINANCIAL STATEMENT DETAILS

Short-Term Investments

Short-term investments, by security type, consist of the following at January 31, 2003 (in 000's):

	RECORDED VALUE
Commercial Paper	$ 650
Corporate and Euro Bonds	5,222
U.S. Government Agencies	6,577
	$ 12,449

Contractual maturities of short-term investments in debt securities at January 31, 2003, were as follows (in 000's):

	RECORDED VALUE
Due in one year or less	$ 7,607
Due after one year through two years	4,842
	$ 12,449

Gross realized and unrealized gains and losses on sales of short-term investments were not significant in 2003.

Inventories

Net inventories consist of the following (in 000's):

YEARS ENDED JANUARY 31,	2003	2002
Raw materials	$ 33,258	$ 30,068
Work in progress	8,714	8,538
Finished goods	11,145	5,708
	$ 53,117	$ 44,314

Inventories related to contracts with prime contractors to the U.S. Government included capitalized general and administrative expenses of $0.7 million and $1.1 million at January 31, 2003 and 2002, respectively. REMEC had a reserve for obsolete and unusable inventory of $19.1 and $23.2 million as of January 31, 2003 and 2002, respectively. The Company also had additional reserves for anticipated program losses of $3.0 million and $3.8 million as of January 31, 2003 and 2002, respectively.

Property, Plant and Equipment

Property, plant and equipment consist of the following (in 000's):

YEARS ENDED JANUARY 31,	2003	2002
Land, building and improvements	$ 20,015	$ 20,698
Machinery and equipment	132,751	118,375
Network equipment, PCs, software and other	14,219	13,014
Leasehold improvements	8,314	14,895
	175,299	166,982
Less accumulated depreciation and amortization	(89,117)	(76,196)
	$ 86,182	$ 90,786

Depreciation expense for the years ended January 31, 2003, 2002 and 2001, was $19.2 million, $17.3 million and $12.4 million respectively.

Goodwill, Intangible and Other Assets

In June 2001, the FASB issued SFAS No.141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations closed after June 30, 2001. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS No. 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company has implemented SFAS No. 141 and SFAS No. 142 and began applying the new rules on accounting for goodwill and other intangible assets effective February 1, 2002. The net book value assigned to the assembled workforce intangible asset at January 31, 2002, which totaled approximately $0.5 million, has been reclassified and reported as goodwill and is no longer being amortized.

SFAS No. 142 requires a transitional evaluation for impairment of goodwill balances upon adoption of the new accounting pronouncement. The Company performed a transitional review for impairment of goodwill as of February 1, 2002, for which no impairment was identified. The Company also performed its annual evaluation for impairment of goodwill as of December 27, 2002, and determined that no impairment existed at that date.

The following table presents a roll-forward of goodwill from February 1, 2002 to January 31, 2003 (in 000's):

	GOODWILL, NET
Balance at January 31, 2002	$ 34,909
Reclassification of assembled workforce intangible	500
Revaluation of acquisition goodwill	1,270
Balance at January 31, 2003	$ 36,679

Other intangible assets

Acquired intangible assets subject to amortization at January 31, 2003 were as follows (in 000's):

	GROSS CARRYING VALUE	ACCUMULATED AMORTIZATION	NET CARRYING VALUE
Core technology	$ 4,800	$ 857	$ 3,943
Patents and trademark	142	135	7
Balance at January 31, 2003	$ 4,942	$ 992	$ 3,950

Amortization expense related to other intangible assets totaled $1.4 million, $1.0 million, and $0.8 million for fiscal years 2003, 2002 and 2001, respectively.

The estimated future annual amortization expense for amortized intangible assets owned as of January 31, 2003 is as follows (in 000's):

	AMORTIZATION EXPENSE
Fiscal 2004	$ 692
Fiscal 2005	686
Fiscal 2006	686
Fiscal 2007	686
Fiscal 2008	686
Thereafter	514
Total amortization expense	$ 3,950

Other assets

During fiscal 2001, the Company invested $13.6 million in the common stock of Allgon AB as part of a planned acquisition. The carrying value of this investment was adjusted to its fair market value of $9.9 million at January 31, 2001 in accordance with SFAS No. 115 and the unrealized loss of $3.7 million was included in accumulated comprehensive income in the consolidated statements of shareholders' equity in fiscal 2001. In the first quarter of fiscal 2002, the Company recognized a $9.4 million charge in the consolidated statement of operations to write-down this investment to its then current fair market value based on the quoted market price. The subsequent $2.4 million increase in the value of this investment has been included in other comprehensive income in fiscal 2002. During fiscal 2003, the Company reflected the reversal of this unrealized gain in other comprehensive income and also recognized a $1.8 million charge in the consolidated statement of operations to write-down this investment to its current fair market value based on the quoted market price. This investment is included in other assets in the consolidated balance sheet.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following (in 000's):

JANUARY 31,	2003	2002
Accrued warranty	$ 8,798	$ 3,704
Accrued adverse purchase commitments	5,135	—
Deferred revenue	3,300	—
Accrued operating expenses	2,570	3,699
Accrued insurance	1,521	1,508
Accrued commissions	512	301
Accrued professional fees	463	2,425
Other current liabilities	2,554	286
	$ 24,853	$ 11,923

4. SHAREHOLDERS' EQUITY

Equity Offering

In March 2000, REMEC sold 5,250,000 shares of common stock in an underwritten public offering. Proceeds, net of costs, from this offering totaled approximately $132.6 million.

Stock Option Plans

REMEC's 1995 and 2001 Equity Incentive Plans provide for the grant of incentive stock options, non-qualified stock options, restricted stock awards, stock purchase rights or performance shares to employees of REMEC. REMEC's shareholders have approved the issuance of a total of 13,126,000 shares of common stock under the two plans. The exercise price of the incentive stock options must at least equal the fair market value of the common stock on the date of grant, and the exercise price of non-qualified options may be no less than 85% of the fair market value of the common stock on the date of grant. Options granted under the plans generally vest over four years and generally expire nine years from the date of grant.

REMEC also maintains the 1996 Non-employee Directors Stock Option Plan under which 516,000 common shares have been reserved for non-qualified stock option grants to non-employee directors of REMEC. Under the Plan, option grants are automatically made on an annual basis at the fair market value of the stock on the date of grant. Options granted under the Plan generally vest over three years and generally expire nine years from the date of grant.

A summary of REMEC's stock option activity and related information is as follows:

YEARS ENDED JANUARY 31,	2003		2002		2001	
	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding — beginning of year	5,801,000	$ 12.30	4,048,000	$ 14.67	4,555,000	$ 10.28
Granted	5,794,000	4.11	2,771,000	9.14	1,379,000	24.48
Exercised	(15,000)	5.64	(113,000)	6.42	(1,437,000)	10.46
Forfeited	(894,000)	14.72	(905,000)	14.75	(449,000)	13.86
Outstanding — end of year	10,686,000	$ 11.14	5,801,000	$ 12.30	4,048,000	$ 14.67

The following table summarizes by price range the number, weighted average exercise price and weighted average life (in years) of options outstanding and the number and weighted average exercise price of exercisable options as of January 31, 2003:

	TOTAL OUTSTANDING			TOTAL EXERCISABLE	
PRICE RANGE	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE	LIFE	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
$ 0.00-$ 5.20	1,909,000	$ 4.22	8.8	38,000	$ 4.02
$ 5.21-$10.40	5,310,000	8.30	6.8	1,941,000	7.96
$10.41-$15.60	1,374,000	13.35	6.6	906,000	13.75
$15.61-$20.80	536,000	17.65	6.7	349,000	17.75
$20.81-$26.00	1,421,000	24.30	6.1	872,000	24.02
$26.01-$31.20	67,000	27.55	6.6	35,000	27.55
$31.21-$36.40	11,000	34.56	4.6	8,000	34.89
$36.41-$41.60	43,000	36.64	4.3	43,000	36.64
$41.61-$46.80	4,000	43.36	4.5	4,000	43.36
$46.81-$52.00	11,000	51.91	4.6	11,000	51.91
Total Plan	10,686,000	$ 11.14	7.0	4,207,000	$ 13.97

At January 31, 2003, options to purchase 904,000 shares of REMEC common stock were available for future grant.

Stock Purchase Plan

REMEC's Employee Stock Purchase Plan provides for the issuance of shares of REMEC's common stock to eligible employees. During fiscal 2003, REMEC's shareholders approved an increase in the number of shares available for issuance under the Employee Stock Purchase Plan to a total of 3,450,000 shares of common stock. The price of the common shares purchased under the Employee Stock Purchase Plan will be equal to 85% of the fair market value of the common shares on the first or last day of the offering period, whichever is lower. As of January 31, 2003, a total of 881,000 shares of REMEC common stock were available for issuance under the Employee Stock Purchase Plan.

Deferred Savings Plan

REMEC has established a Deferred Savings Plan for its employees, which allows participants to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. REMEC matches contributions up to $180 per quarter, per employee, subject to the attainment of certain quarterly profit levels by REMEC. Employees vest immediately in their contributions and Company contributions vest over a two-year period. Company contributions to this plan totaled approximately $0.8 million, $0.9 million and $0.8 million for the years ended January 31, 2003, 2002 and 2001, respectively.

REMEC's foreign subsidiaries maintain separate defined contribution retirement savings plans for substantially all of their employees. Participants may contribute a portion of their annual salaries subject to statutory annual limitations. REMEC matches a percentage of the employees contribution as specified in the plan agreements. Contributions to these plans totaled $0.4 million, $0.4 million and $0.3 million for the years ended January 31, 2003, 2002 and 2001, respectively.

5. COMMITMENTS

Leases

REMEC leases certain offices and production facilities under non-cancelable agreements classified as operating leases. Certain of these lease agreements include renewal options. At January 31, 2003, future minimum payments under these operating leases were as follows (in 000's):

	OPERATING LEASES
Fiscal 2004	$ 7,332
Fiscal 2005	6,197
Fiscal 2006	5,885
Fiscal 2007	4,472
Fiscal 2008	2,065
Thereafter	4,814
Total minimum lease payments	$ 30,765

Minimum rental payments to be received by the Company under sub-lease rental arrangements are as follow: $0.8 million (2004), $0.6 million (2005), $0.2 million (2006) and $0.1 million (2007).

Rent expense totaled $4.6 million, $4.9 million and $4.4 million during fiscal 2003, 2002 and 2001, respectively.

During fiscal 2000, the Company entered into a security agreement with a bank whereby the Company agreed to pledge approximately $17.0 million in connection with the collateralization of a lease with an affiliate of the bank. The cash pledged in connection with this agreement is included in the consolidated balance sheet as restricted cash.

6. RESTRUCTURING

Prior to fiscal 2002, the Company aggressively expanded its manufacturing capacity through a series of acquisitions and internal growth to address expanding market opportunities. As a result of the sharp decrease in demand from the telecommunications industry during fiscal 2002, the Company faced the need to reduce its cost structure. The Company's restructuring plan consisted of workforce reductions, the consolidation and exiting of excess facilities and the impairment of excess property and equipment as follows:

Workforce reductions— The reduction of workforce included the elimination of approximately 1,200 positions within the Company's Commercial segment, which resulted in a severance charge of approximately $2.1 million being recognized during fiscal 2002. This charge is included under the caption "Severance Costs for Involuntary Employee Terminations" in the table to follow. Announcement of all such workforce reductions were made during the fourth quarter of fiscal 2002. The Company eliminated approximately 1,000 positions in fiscal 2002 with the remaining terminations completed by the end of the second quarter of fiscal 2003.

Consolidation of excess facilities—The Company closed facilities in California and exited Company-owned facilities in Texas and the United Kingdom within the Company's Commercial segment, resulting in an impairment charge of approximately $11.0 million. Consolidating locations and exiting facilities resulted in charges relating to write-offs of leasehold improvements at abandoned facilities of $3.1 million, an estimated loss on the sale of the Company's building in the United Kingdom of $3.4 million, an estimated loss of $1.4 million on disposal of redundant equipment associated with the Company's Texas operations, an estimated loss of $0.3 million on the sale of the Company's building in Texas, recognition of lease obligations at abandoned California facilities over the planned exit period of $2.6 million and other costs of $0.3 million related to legal, real estate fees and commissions associated with the Texas and United Kingdom facilities held for sale. The impairment charge related to the disposal of the redundant equipment was taken in accordance with SFAS No. 121 and was based on management's estimate that the related equipment would not generate any future cash flows.

As of the date of the restructuring, the U.K. facility to be disposed of had a carrying value of approximately $5.9 million with an estimated fair value at that date of $2.5 million. The estimated fair value was based upon recent sales of comparable facilities within the surrounding area less applicable selling costs of approximately $0.1 million. As a result, the Company took a charge of $3.4 million representing the difference of the carrying value of the facility and estimated net sales proceeds. The facility is expected to be disposed of by the middle of fiscal 2004. As of January 31, 2002, the Company had abandoned all related buildings and written-off all related amounts accordingly. The charge related to consolidation of excess facilities is included under the caption "Costs to Exit Certain Lease Obligations" and "Other Costs Related to Consolidation of Facilities" in the table to follow.

Property and equipment impairments—The Company recorded a charge of $4.1 million related to property and equipment. These charges primarily related to the elimination of certain excess manufacturing equipment related to older process technologies and the closure of its machine shop facilities and included RF manufacturing and machine shop equipment classified as held for disposal in accordance with SFAS 121. The carrying amount of these assets at January 31, 2002 was approximately $0.5 million, which represented the estimated fair market value of similar equipment. The Company disposed of these assets by the fourth quarter of fiscal 2003. The Company also recorded a charge of $0.8 million related to the abandonment of certain obsolete software licenses. The charge related to the property and equipment impairments is included under the caption "Write-Down of Redundant/Obsolete Assets" in the table below.

During fiscal 2003, the Company reassessed certain restructuring costs related to exiting certain lease obligations, and determined that the accrual was understated and recorded an additional $0.9 million charge. The facilities leases on these properties, which begin expiring in October 2003, continue in some cases through February 2010. The Company will continue to annually reassess the related accrual, through the end of the lease or until the property is subleased whichever occurs first, and record additional charges as considered necessary or reverse accruals not needed. At January 31, 2003, accrued restructuring costs total approximately $1.5 million related entirely to costs associated with exiting certain lease obligations.

The following table summarizes the activity related to the accrued restructuring reserve during fiscal 2002 and 2003 (in 000's):

	SEVERANCE COSTS FOR INVOLUNTARY EMPLOYEE TERMINATIONS	COSTS TO EXIT CERTAIN LEASE OBLIGATIONS	OTHER COSTS RELATED TO CONSOLIDATION OF FACILITIES	WRITE-DOWN OF REDUNDANT/ OBSOLETE ASSETS	TOTAL
Restructuring charge	$ 2,146	$ 2,622	$ 8,351	$ 4,138	$ 17,257
Activity:					
Cash	(1,439)	(414)	—	—	(1,853)
Direct reduction of assets	—	—	(8,101)	(4,138)	(12,239)
Balance at January 31, 2002	707	2,208	250	—	3,165
Activity:					
Additional restructuring charge	—	924	—	—	924
Cash	(707)	(1,592)	(250)	—	(2,549)
Balance at January 31, 2003	$ —	$ 1,540	$ —	$ —	$ 1,540

The remaining balance of the accrued restructuring reserve relates to our contractual obligations and other charges related to the consolidation of certain facilities within the Commercial segment.

7. INCOME TAXES

For financial reporting purposes, income (loss) before taxes for the years ended January 31, 2003, 2002 and 2001 includes the following components (in 000's):

YEARS ENDED JANUARY 31,	2003	2002	2001
Pretax income (loss):			
United States	$ (27,052)	$ (52,853)	$ 8,218
Foreign	(18,177)	(40,157)	5,655
	$ (45,229)	$ (93,010)	$ 13,873

The income tax provision (benefit) for the years ended January 31, 2003, 2002 and 2001 consists of the following (in 000's):

YEARS ENDED JANUARY 31,	2003	2002	2001
Current:			
Federal	$ —	$ 2,638	$ 5,530
State	51	52	1,409
Foreign	—	(1,234)	2,294
Deferred:			
Federal	11,841	(19,324)	(4,416)
State	7,467	(4,307)	(1,620)
Foreign	(794)	—	(280)
	$ 18,565	$ (22,175)	$ 2,917

The provision (credit) for income taxes is different from that which would be obtained by applying the statutory Federal income tax rate (35%) to income (loss) before provision (credit) for income taxes. The items causing difference for the periods ended January 31, 2003, 2002 and 2001 are as follows (in 000's, except percentage data):

YEARS ENDED JANUARY 31,	2003		2002		2001	
	AMOUNT	%	AMOUNT	%	AMOUNT	%
Tax at statutory federal rate	$ (15,830)	35%	$ (32,554)	35%	$ 4,856	35%
State income tax net of federal benefit	(841)	2	(3,540)	4	628	4
Tax credits	(3,254)	7	(3,713)	4	(1,522)	(11)
Change in valuation allowance	35,319	(78)	2,906	(3)	174	1
Foreign rate difference	134	—	7,935	(9)	(1,020)	(7)
Permanent differences and other	3,037	(7)	6,791	(7)	(199)	(1)
	$ 18,565	(41)%	$ (22,175)	24%	$ 2,917	21%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the net deferred tax asset (liability) as of January 31, 2003, 2002 and 2001 are as follows (in 000's):

JANUARY 31,	2003	2002	2001
Deferred tax liabilities:			
Tax over book depreciation	$ 4,269	$ 4,040	$ 5,631
Inventory costs capitalized	—	—	773
Other	1,029	2,200	1,000
Total deferred tax liabilities	5,298	6,240	7,404
Deferred tax assets:			
Net operating loss	53,271	22,631	7,797
Credits	17,465	9,464	5,765
Inventory and other reserves	23,828	8,401	7,276
Accrued expenses	12,818	2,380	2,701
Inventory costs capitalized	1,959	1,630	—
Write-down of Allgon AB investment	4,564	3,831	—
Other	3	316	358
Total deferred tax assets	113,908	48,653	23,897
Valuation allowance	(109,639)	(10,240)	(7,334)
	4,269	38,413	16,563
Net deferred tax assets (liabilities)	$ (1,029)	$ 32,173	$ 9,159

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Subsequent to completing its acquisition of Spectrian, the Company undertook a reassessment of its tax strategy and the impact of this acquisition on the Company's overall tax situation. This analysis and the Company's business plan for the coming fiscal year form the basis of the Company's reassessment of its ability to realize its net deferred tax assets. The Company believes that, while it will transition to profitability during fiscal 2004, it expects that the majority of any future profitability will be generated in tax jurisdictions with low effective tax rates. As a result, the Company now believes that its ability to recover previously recorded tax assets has diminished and that it is appropriate to establish a valuation allowance to fully reserve the net deferred tax assets. Accordingly, a valuation allowance has been recognized to offset deferred tax assets because management cannot conclude that it is more likely than not that the deferred tax assets will be realized.

A portion of the Company's federal net operating loss carry-forwards relate to acquired companies and are subject to annual usage limitations under Section 382 of the Internal Revenue Code. Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company's net operating loss carry-forwards may be limited in the event of a cumulative change in ownership of more than 50% within a three-year period.

In Costa Rica, a subsidiary company has been granted tax-free status under that country's Free Trade Zone Incentive System of 1990. As a result of the tax-free status, such subsidiary company is exempt from all taxes on profits or taxable income for an eight-year period through October 2006, and 50% from all taxes on profits or taxable income for an additional two-year period through October 2008. In the Philippines, a subsidiary company has been granted tax-free status under the country's Special Economic Zone Act. As a result of the tax-free status, such subsidiary company is exempt from all taxes on profits or taxable income for a six-year period through October 2004. In China, a subsidiary company has been granted tax-free status under that country's Foreign Investment and Foreign Enterprise Act. As a result of the tax-free status, such subsidiary company is exempt from all taxes on profits or taxable income for a five-year period through January 2008.

The Company does not provide for income taxes which would be payable if undistributed earnings of its foreign subsidiaries were remitted because the Company considers these earnings to be permanently reinvested. As of January 31, 2003 and 2002, the undistributed earnings of these foreign subsidiaries are approximately $5.6 million and $6.5 million, respectively.

During fiscal 2003, the Company filed net operating loss ("NOL") carry-back claims relating to the January 31, 2002 and January 31, 2001, tax NOLs resulting in the receipt of a $12.9 million refund. Accordingly, deferred tax assets in the amount of $12.9 million were realized during the year ended January 31, 2003. The Company has exhausted all of its NOL carry-back capacity.

At January 31, 2003 and 2002, the Company had federal net operating loss carry-forwards of approximately $113.9 million and $33.9 million, respectively, which will begin expiring in 2021, unless previously utilized. At January 31, 2003, the Company had state net operating loss carry-forwards of approximately $33.7 million that will begin expiring in 2010, unless previously utilized. At January 31, 2003, the Company had approximately $26.5 million of foreign net operating losses in the United Kingdom, which are available indefinitely. At January 31, 2003, the Company had consolidated federal and state research and development credits of approximately $7.6 million and $5.3 million respectively, which will begin to expire in 2014, unless previously utilized. The Company also had state manufacturing investment credits of approximately $1.6 million, which will begin to expire in 2009, unless previously utilized.

On December 20, 2002, as part of the Company's acquisition of Spectrian Corporation, the Company acquired approximately $54.8 million of deferred tax assets consisting primarily of federal and state net operating losses, federal and state research and development credits, inventory reserves and other reserves. Spectrian's federal net operating loss carry-forwards and research and development credits of approximately $74.2 million and $2.6 million, respectively, are subject to annual usage limitations under Section 382 and 383 of the Internal Revenue Code. Spectrian's state net operating loss carry-forwards and research and development credits of $0.2 million and $2.6 million, respectively, are also subject to annual usage limitations. Due to these usage limitations, the Company may not be able to utilize such federal and state net operating losses and credits prior to their expiration dates.

8. INFORMATION BY SEGMENT AND GEOGRAPHIC REGION

During the third quarter of fiscal 2003, in order to more effectively manage its operating structure, the Company reorganized its business into two distinct reportable segments, Commercial and Defense & Space. The Commercial segment, which encompasses the Company's former Mobile Wireless, Broadband Wireless and Global Manufacturing groups, develops and manufactures high frequency subsystems used in the transmission of voice, video and data traffic over fixed access and mobile wireless communication networks. The Defense & Space segment, which includes the operations of the Company's REMEC Microwave, Inc. subsidiary and Nanowave Technologies, Inc., the Company's majority owned Canadian subsidiary, provides a broad spectrum of RF, microwave and guidance products for systems integrated by prime contractors in military and space applications. The Company evaluates performance and allocates resources based on profit or loss from operations before interest, other income and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Segment Data (in 000's)

YEARS ENDED JANUARY 31,	2003	2002	2001
Net sales:			
Commercial	$ 168,656	$ 156,963	$ 178,769
Defense & Space	77,932	73,018	94,730
Consolidated sales	$ 246,588	$ 229,981	$ 273,499
Income (loss) from operations:			
Commercial	$ (48,891)	$ (95,146)	$ (9,292)
Defense & Space	2,757	(970)	11,655
Consolidated income (loss) from operations	$ (46,134)	$ (96,116)	$ 2,363
Depreciation and amortization:			
Commercial	$ 15,403	$ 15,451	$ 8,761
Defense & Space	5,301	5,285	5,135
Consolidated depreciation and amortization	$ 20,704	$ 20,736	$ 13,896
Identifiable assets:			
Commercial	$ 299,832	$ 274,289	$ 324,383
Defense & Space	38,894	50,449	65,842
Consolidated identifiable assets	$ 338,726	$ 324,738	$ 390,225

Geographic Area Data (in 000's)

YEARS ENDED JANUARY 31,	2003	2002	2001
Sales to external customers:			
United States	$ 161,616	$ 174,220	$ 200,989
Canada	3,773	315	4,183
Europe	68,318	47,828	57,863
Asia	12,289	5,485	5,264
All other geographic regions	592	2,133	5,200
Total sales to external customers	$ 246,588	$ 229,981	$ 273,499
Long lived assets by area:			
United States	$ 58,080	$ 64,663	$ 70,955
Canada	8,450	15,602	16,188
Europe	42,192	42,914	7,907
Costa Rica	14,462	10,937	11,903
Asia	9,648	8,707	—
All other geographic regions	25	—	—
Total long-lived assets	$ 132,857	$ 142,823	$ 106,953

Sales are attributed to countries based on location of customers.

9. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following financial information reflects all normal recurring adjustments which are, in the opinion of management, necessary for a fair statement of the results of the interim periods. Summarized quarterly data for fiscal 2003 and 2002 are as follows (in 000's, except per share data):

	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
Fiscal 2003				
Net sales	$ 59,063	$ 53,488	$ 59,448	$ 74,589
Gross profit	9,933	4,018	6,851	14,252
Loss from operations(2) (3)	(7,450)	(15,348)	(13,153)	(10,183)
Net loss(4)	(5,163)	(10,875)	(11,968)	(35,787)
Net loss per common share - basic(1)	$ (0.11)	$ (0.24)	$ (0.26)	$ (0.70)
Net loss per common share - diluted(1)	$ (0.11)	$ (0.24)	$ (0.26)	$ (0.70)
Fiscal 2002				
Net sales	$ 58,923	$ 60,391	$ 52,472	$ 58,195
Gross profit	4,561	7,106	8,093	2,810
Income (loss) from operations(5) (6) (7)	(13,832)	(12,366)	(12,051)	(57,866)
Net income	(9,169)	(6,255)	(6,245)	(48,195)
Net loss per common share - basic(1)	$ (0.21)	$ (0.14)	$ (0.14)	$ (1.07)
Net loss per common share - diluted(1)	$ (0.21)	$ (0.14)	$ (0.14)	$ (1.07)

(1) Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly net earnings per share will not necessarily equal the total for the year.

(2) Third quarter fiscal 2003 operating results include an asset impairment charge of $0.7 million and a gain recognized on the sale a facility of $1.2 million.

(3) Fourth quarter fiscal 2003 operating results include an asset impairment charge of $2.6 million, a restructuring charge of $0.9 million and abandoned facilities costs charged to SG&A of $0.5 million.

(4) Fourth quarter fiscal 2003 results include a charge of $24.5 million to record a valuation allowance relating to the Company's net deferred tax assets.

(5) First quarter fiscal 2002 operating results include a $9.4 million charge representing the write-down of the Company's investment in Allgon AB common stock, the gain of $7.6 million from the sale of the Humphrey, Inc. subsidiary and an acquisition related in process research and development charge of $0.7 million.

(6) Second quarter fiscal 2002 operating results include an acquisition related in process research and development charge of $0.7 million.

(7) Fourth quarter fiscal 2002 operating results include a charge of $17.7 million to reflect the impairment of certain long-lived assets associated with the Company's acquisition of Pacific Microwave Corporation, a charge of $17.3 million associated with the Company's plan to restructure its operations and an acquisition related in-process research and development charge of $6.2 million.

10. SUBSEQUENT EVENTS

Subsequent to January 31, 2003, the Company entered into a $25.0 million revolving line of credit with a bank, which expires February 10, 2005.

Effective April 14, 2003, the Company sold certain real property and related improvements for one of its manufacturing facilities. As part of this transaction, the Company terminated a synthetic lease and a deed of trust encumbering the property that was entered into in fiscal 1999 with its bank. As a result, $17.0 million of restricted cash has been released as collateral by the bank. In conjunction with this sale, the Company entered into 14-year lease agreements on each of the four properties sold, for a total monthly rent of approximately $165,000, subject to index based escalation provisions.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders

REMEC, Inc.

We have audited the accompanying consolidated balance sheets of REMEC, Inc. as of January 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of REMEC, Inc. at January 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, effective February 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Ernst & Young LLP

San Diego, California
March 14, 2003,
except for Note 10 as to which the date is
April 14, 2003


TABEND


TABEND


TABEND

MARKET FOR REMEC's COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

MARKET INFORMATION

Our common stock has been traded on the Nasdaq National Market since February 1, 1996 under the symbol "REMC." On March 28, 2003, the number of shareholders of record of REMEC common stock was 997 and the closing sale price of REMEC common stock was $4.90 per share. The following table sets forth the range of high and low closing sale prices of our common stock as reported on the Nasdaq National Market for the quarterly periods indicated

	HIGH	LOW
FISCAL 2002		
First Quarter	$ 13.63	$ 8.05
Second Quarter	12.40	8.21
Third Quarter	11.68	7.31
Fourth Quarter	12.20	8.39
FISCAL 2003		
First Quarter	$ 10.31	$ 7.90
Second Quarter	8.71	3.75
Third Quarter	5.00	2.33
Fourth Quarter	5.80	3.20
FISCAL 2004		
First Quarter (through March 28, 2003)	$ 5.14	$ 4.01

DIVIDEND POLICY

We currently intend to retain all future earnings, if any, for use in the operation and development of our business and, therefore, do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. In addition, the credit agreement we entered into in February 2003 restricts the amount of cash dividends that we may pay.

CORPORATE HEADQUARTERS

3790 Via de la Valle
Del Mar, California 92014
USA
858.505.3713
www.remec.com

SHAREHOLDER INFORMATION

Shareholders may obtain copies of news releases, product information, Securities and Exchange Commission filings, including Forms 10-K, 10-Q, 8-K and 5 and other company information by accessing our website at www.remec.com.

Shareholders may also contact:
Investor Relations
REMEC, Inc.
3790 Via de la Valle
Del Mar, California 92014
858.505.3356
investorrelations@remec.com

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on June 20, 2003 at 10:00 a.m. at the Company's headquarters.

LISTING

REMEC, Inc. common stock is traded on the Nasdaq Stock Market under REMC.

INDEPENDENT AUDITORS

Ernst & Young LLP
San Diego, California

GENERAL LEGAL COUNSEL

Heller, Ehrman, White & McAuliffe LLP
San Francisco, California
Circuit, McKellogg, Kinney & Ross
La Jolla, California

CHANGE OF ADRESS AND OTHER CORRESPONDENCE

Transfer Agent and Registrar
Mellon Investor Services LLC
86 challenger Road
Ridgefield Park, New Jersey 07660
Tel: 800.522.6645
TDD for Hearing Impaired: 800.231.5469
Foreign Shareholders: (1) 201.329.8660
TDD Foreign Shareholders: (1) 201.329.8354
www.melloninvestor.com

BOARD OF DIRECTORS

RONALD E. RAGLAND
Chairman of the Board

THOMAS A. CORCORAN
Former Chairman and Chief Executive Officer
Allegheny Technologies Incorporated

MARK D. DANKBERG
Chairman of the Board
President, Chief Executive Officer
ViaSat, Inc.

WILLIAM H. GIBBS
Former Chief Executive Officer
DH Technology, Inc.

ANDRE R. HORN
Former Chairman of the Board
Joy Manufacturing Company
Chairman Emeritus
Needham & Company, Inc.

JEFFREY M. NASH, PH.D.
Private Investor

MARTIN COOPER
Founder, Chairman & CEO
ArrayComm, Inc.

ROBERT W. SHANER
Former President, Wireless Operations
Cingular Wireless LLC

OFFICERS

RONALD E. RAGLAND
Chairman of the Board
Chief Executive Officer

THOMAS H. WAECHTER
President
Chief Operating Officer

DAVID L. MORASH
Executive Vice President
Chief Financial Officer

JACK A. GILES
Executive Vice President
Defense & Space

H. CLARK HICKOCK
Executive Vice President
Global Operations

JON E. OPALSKI
Executive Vice President
Commercial Operations

DENNY E. MORGAN
Senior Vice President
Chief Engineer

WILLIAM F. SWEENEY
Senior Vice President
Global Sales and Marketing

DONALD J. WILKINS
Vice President
General Counsel and Secretary

REMEC, Inc.
3790 Via de la Valle
Del Mar, California 92014
USA
www.remec.com